UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2013

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)
Date: November 6, 2013

By:
	Name:	Jeffrey David Mc Ghie
	Title:	General Counsel

VIMPELCOM REPORTS STABLE UNDERLYING RESULTS IN 3Q13

IMPACTED BY REGULATORY MEASURES AND MARKET SLOWDOWN

WITH CONTINUED STRONG MOBILE DATA REVENUE GROWTH

DECLARES INTERIM DIVIDEND OF USD 0.45 PER SHARE

KEY RESULTS AND DEVELOPMENTS IN 3Q13

•	Revenues of USD 5.7 billion; organic[1] decline of 1% YoY

•	EBITDA of USD 2.5 billion; organic[1] decline of 2% YoY

•	Results impacted by regulatory and governmental measures, market slowdown as well as one-off charges

•	EBITDA organic stable YoY excluding MTR cuts and one-off charges

•	EBITDA margin of 43.5%

•	Net cash from operating activities of USD 1.7 billion

•	Total mobile subscriber base increased 5%[2] YoY to 219 million

•	Interim dividend 2013 of USD 791 million or USD 0.45 per share declared

•	Andrew Davies to start as Group CFO on November 7, 2013

Amsterdam (November 6, 2013) - “VimpelCom Ltd” (“VimpelCom”, “Company” or “Group”) (NASDAQ: VIP), a leading global provider of telecommunications services, today announces financial and operating results for the quarter ended September 30, 2013.

JO LUNDER, CHIEF EXECUTIVE OFFICER, COMMENTS:

“The third quarter results were impacted by regulatory and competitive pressures. Our underlying performance was stable and the operational improvements we are making in Russia are on track, with mobile service revenue growth of 3%. To better serve our customers, we plan further substantial investment in our mobile data networks in Russia in the final quarter of the year. In Italy, we have continued to gain mobile market share although competition remains strong. The Africa & Asia business unit delivered stable EBITDA and continuing strong subscriber growth. In Ukraine, we experienced significant pressure on our results and we are taking measures to improve our performance. The CIS business unit showed organic revenue growth of 9% and a substantial increase in the customer base. Overall, mobile data revenues again showed strong growth. Our EBITDA margin remained amongst the highest in the industry at 43.5%, and cash flows from our operating businesses were solid at USD 1.7 billion. We will remain focused on delivering value to our customers and shareholders.”

CONSOLIDATED FINANCIAL AND OPERATING HIGHLIGHTS

USD mln	3Q13	3Q12	Reported YoY	Organic YoY	9M13	9M12	Reported YoY	Organic YoY
Total operating revenues	5,685	5,747	-1%	-1%	16,994	17,111	-1%	0%
EBITDA	2,474	2,530	-2%	-2%	7,247	7,322	-1%	0%
EBITDA margin	43.5%	44.0%	—		42.6%	42.8%	—
EBIT	1,233	1,255	-2%		3,564	3,462	3%
Net income attributable to VimpelCom shareholders	255	538	-53%		1,236	1,344	-8%
EPS, basic (USD)	0.15	0.33	-55%		0.73	0.83	-12%
Capital expenditures [3]	1,040	829	25%		2,426	2,489	-3%
Net cash from operating activities	1,675	1,998	-16%		4,341	4,956	-12%
Net debt / LTM EBITDA	2.3	2.4	—		2.3	2.4	—
Total mobile subscribers (millions) [2]	219	209	5%		219	209	5%

1)	Organic revenue and EBITDA growth are non-GAAP financial measures that exclude the effect of foreign currency movements and certain items like liquidations and disposals. For more information please see the definition of Organic growth Revenue and EBITDA in Attachment E.
2)	The subscriber numbers for 2012 have been adjusted to remove subscribers in operations that have been sold and to reflect revised subscriber numbers in Algeria, due to the reported technical issue, and Ukraine where the definition of subscribers have been aligned to the group definition.
3)	Capex 9M13 excludes EUR 136 million of non-cash increase in Intangible Assets related to the contract with Terna in relation to the Right of Way of WIND’s backbone. Capex includes 3G license in Bangladesh of USD 110 million.

For all definitions please see Attachment E.

VimpelCom Ltd. 3Q 2013 | 1

ORGANIC GROWTH REVENUE AND EBITDA

	3Q13 vs 3Q12
	Revenue			EBITDA
Business Units	Organic	FX and others	Reported	Organic	FX and others	Reported
Russia	+1%	-2%	-1%	0%	-2%	-2%
Italy	-6%	+6%	0%	-6%	+6%	0%
Africa & Asia	-1%	-3%	-4%	-1%	-1%	-2%
Ukraine	-7%	0%	-7%	-10%	0%	-10%
CIS	+9%	-2%	+7%	+6%	-1%	+5%
Total	-1%	0%	-1%	-2%	0%	-2%

	9M13 vs 9M12
	Revenue			EBITDA
Business Units	Organic	FX and others	Reported	Organic	FX and others	Reported
Russia	+4%	-2%	+2%	+3%	-2%	+1%
Italy	-8%	+3%	-5%	-7%	+3%	-4%
Africa & Asia	-1%	-4%	-5%	-1%	-3%	-4%
Ukraine	-2%	0%	-2%	-6%	0%	-6%
CIS	+16%	-2%	+14%	+24%	-2%	+22%
Total	0%	-1%	-1%	0%	-1%	-1%

PRESENTATION OF FINANCIAL RESULTS

VimpelCom results presented in this earnings release are based on IFRS and have not been audited.

Certain amounts and percentages that appear in this earnings release have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including in tables, may not be exact arithmetic aggregations of the figures that precede or follow them.

VimpelCom Ltd. 3Q 2013 | 2

STRATEGIC UPDATE AND MAIN EVENTS

•	VimpelCom switched its ADS listing to NASDAQ and was added to NASDAQ-100® Index

•	Interim dividend 2013 of USD 791 million or USD 0.45 per share declared

•	Awarded 3G license in Bangladesh

•	Awarded provisional 3G license in Algeria, exceptional approval to import 3G equipment

•	Andrew Davies to start as Group CFO on November 7, 2013

•	Mikhail Slobodin started as Head of Business Unit Russia

•	Analyst & Investor Conference on January 28 and 29, 2014

VimpelCom switched the listing of its ADSs to the NASDAQ Global Stock Market from the New York Stock Exchange (NYSE) on September 10. Shareholders approved technical amendments to the bye-laws related to the switch to NASDAQ at a Special General Meeting on September 25. Since the listing on NASDAQ, VimpelCom achieved another major milestone with its inclusion in the NASDAQ-100® Index on October 29.

In September, the Company’s operating unit in Bangladesh, banglalink, received a 5 MHZ block of 3G spectrum. The total price of the spectrum was USD 110 million including 5% VAT. The license will be valid for 15 years.

The Company’s subsidiary in Algeria, Orascom Telecom Algerie (OTA), was granted one of the three provisional 3G licenses. Final licenses with the relevant coverage obligations are expected to be granted after payment of fees, satisfaction of the conditions indicated in the tender documents and receipt of clearances and approvals from various governmental authorities. The 3G license will cost DZD 3 billion (approximately USD 40 million) and will be valid for 15 years, after which successive renewals will be in five-year fixed terms. OTA received an exceptional approval from the Bank of Algeria allowing OTA to make foreign payments to acquire equipment exclusively dedicated to 3G technologies. This approval is a conditioned derogation to the current ban on foreign payments.

Andrew Davies will start as VimpelCom’s new Group CFO on November 7, 2013.

In September, VimpelCom announced the promotion of Anton Kudryashov to the Group Executive Board as Chief Group Business Development and Portfolio Officer and the appointment of Mikhail Slobodin as Head of the Russia Business Unit.

The Supervisory Board authorized the payment of an interim 2013 dividend of USD 791 million, or USD 0.45 per common share. The interim dividend is in line with the Company’s stated dividend guidelines, under which VimpelCom aims to pay out at least USD 0.80 per share per year, assuming 1,757 million common shares issued and outstanding. For the full dividend guidelines, please refer to the Company’s website at vimpelcom.com. The record date for the Company’s shareholders entitled to receive the dividend has been set for November 18, 2013. The ex-dividend date is November 14, 2013. It is expected that the dividend will be paid in December 2013. The Company will make appropriate tax withholdings of up to 15% when the dividend is paid to the Company’s ADS depositary, The Bank of New York Mellon.

VimpelCom will host its next annual Analyst & Investor Conference on January 28 and 29, 2014 in London, when the Company will provide an update on its strategy, the Value Agenda. The event will also be available via webcast.

VimpelCom Ltd. 3Q 2013 | 3

VIMPELCOM GROUP – FINANCIAL AND OPERATING RESULTS 3Q13

•	Revenues of USD 5.7 billion, an organic decline of 1% YoY, impacted by MTR cuts in Italy

•	EBITDA of USD 2.5 billion, an organic decline of 2% YoY, primarily due to one-off charges of USD 27 million, MTR cuts in Italy and VoIP deactivation impact in Bangladesh

•	EBITDA margin of 43.5%CAPEX of USD 1.0 billion; LTM CAPEX1/ Revenues of 17%

•	Net cash from operating activities of USD 1.7 billion

•	Net debt / LTM EBITDA of 2.3x at the end of 3Q13

•	Total mobile subscriber base up 5%[2] YoY to 219 million

OPERATING PERFORMANCE OVERVIEW

In USD terms, 3Q13 revenues were negatively impacted by regulatory and governmental actions in the business unit in Africa & Asia and the MTR cuts in Italy. Notably, excluding the reduction of MTR in Italy, Group revenues would have remained stable organically YoY.

The Company’s total mobile subscriber base increased by 5%2 YoY to 219 million at the end of the third quarter. The largest absolute contribution came from a substantial increase in subscribers in A&A. VimpelCom also delivered subscriber growth in all other business units.

In Russia, the Company continued a positive trend, although at a slower pace, delivering organic revenue growth of 1% YoY. Mobile data revenues increased 30% YoY. Mobile broadband subscribers in Russia increased 20% YoY to 3.0 million, while the fixed broadband subscriber base was stable YoY at 2.3 million.

In Italy, WIND continued to outperform its peers and further strengthened its position in a market which became even more competitive in July and August. During September, there was lower promotional pressure by the big three mobile operators, the first positive sign of stabilization in the market. In local currency, mobile Internet revenues increased 44% YoY and fixed broadband revenues increased 8% YoY.

The Africa & Asia Business Unit was impacted by regulatory and governmental actions in several countries. Revenues declined 1% YoY organically in 3Q13. In Algeria, Djezzy maintained its leadership position, with revenues slightly up YoY despite limitations resulting from the on-going restrictions in the country. In Pakistan, revenue growth was impacted by several government-forced cellular network closures and a severe power blackout. In Bangladesh, the decline in revenues was mainly due to the ongoing deactivation of suspected VoIP customers in compliance with new regulations set by the regulator. The subscriber base in the Africa & Asia business unit increased 4% YoY to approximately 87 million.

The Ukraine Business Unit increased its subscriber base by 6% YoY to 26 million. Total revenues decreased 7% YoY. Fixed-line revenues were up 9% YoY mainly due to a 50% YoY increase in fixed residential broadband revenues. Mobile revenues declined 8% YoY as customers switched to lower priced bundled tariff plans, difficulties in up-selling of the subscriber base to higher bundles and an unsuccessful top-up plan.

The CIS Business Unit continued to deliver strong organic revenue growth YoY, with results benefiting from the situation in Uzbekistan. The Company continues to face particularly strong competition in Kazakhstan, as well as in Armenia and Kyrgyzstan. In Kazakhstan, VimpelCom is transitioning its subscriber base to bundled tariff plans. The Company’s competitive market position improved as a result of its new attractive value proposition.

1)	CAPEX excluding licenses and EUR 136 million of non-cash increase in Intangible Assets related to the contract with Terna
2)	Following the sale of Vietnam and Cambodia the subscriber numbers for 2012 exclude Vietnam and Cambodia subscribers. The 2012 numbers for Algeria have been adjusted for the technical issue and in Ukraine for the definition alignment as communicated in 2Q13 earnings release.

VimpelCom Ltd. 3Q 2013 | 4

OPERATING FINANCIALS PER BUSINESS UNIT

USD mln	3Q13	3Q12	Reported YoY	Organic YoY	9M13	9M12	Reported YoY	Organic YoY
Total operating revenues	5,685	5,747	-1%	-1%	16,994	17,111	-1%	0%
of which:
BU Russia	2,298	2,326	-1%	1%	6,936	6,818	2%	4%
BU Italy	1,657	1,662	0%	-6%	4,934	5,202	-5%	-8%
BU Africa & Asia	869	904	-4%	-1%	2,643	2,784	-5%	-1%
BU Ukraine	420	452	-7%	-7%	1,216	1,243	-2%	-2%
BU CIS	513	478	7%	9%	1,445	1,268	14%	16%
other	(72)	(75)	—	—	(180)	(204)	—	—
EBITDA	2,474	2,530	-2%	-2%	7,247	7,322	-1%	0%
of which:
BU Russia	980	1,005	-2%	0%	2,939	2,900	1%	3%
BU Italy	673	672	0%	-6%	1,901	1,983	-4%	-7%
BU Africa & Asia	415	424	-2%	-1%	1,268	1,314	-4%	-1%
BU Ukraine	208	231	-10%	-10%	595	632	-6%	-6%
BU CIS	246	234	5%	6%	706	577	22%	24%
other	(48)	(36)	—	—	(161)	(84)	—	—
EBITDA margin	43.5%	44.0%			42.6%	42.8%
Capital expenditures*	1,040	829	25%		2,426	2,489	-3%

*	Capex 9M13 excludes EUR 136 million of non-cash increase in Intangible Assets related to the contract with Terna in relation to the Right of Way of WIND’s backbone

FINANCIAL PERFORMANCE OVERVIEW

EBITDA decreased 2% YoY, reflecting the negative impact of the reduction of MTR in Italy, the VoIP effect in Bangladesh and certain one-off charges of approximately USD 27 million related to restructuring charges, rebranding in Pakistan, an adjustment in Kazakhstan related to USB-dongles revenue recognition and M&A related costs. In the same quarter a year ago, the Company recorded a one-off release of a provision in Kazakhstan of USD 13 million. Underlying EBITDA excluding MTR cuts and one-offs would have been stable YoY.

In Russia, EBITDA was stable YoY organically due to reinvestment of savings from the operational excellence program in the network and owned mono-brand stores.

In Italy, EBITDA declined 6% YoY organically, mainly due to the MTR cuts in January 2013 and July 2013 and to the pressure on service revenues as a result of intense competition.

In Africa & Asia, EBITDA declined 1% YoY organically despite governmental and regulatory actions in Pakistan and Bangladesh and one-off rebranding costs in Pakistan.

In Ukraine, EBITDA declined 10% YoY organically mainly due to lower YoY revenues, higher commercial costs resulting from an increase in mobile gross additions and growth in network & IT costs, partially offset by a decline in HR costs.

In CIS, EBITDA increased 6% YoY organically, driven primarily by a strong performance in Uzbekistan following the continued closure of a competitor’s network by the Uzbek authorities, which began in 3Q12.

EBIT in 3Q13 decreased by 2% YoY mainly due to the negative EBITDA movement as well as an impairment on certain equipment and Laos goodwill, partly offset by the positive impact of declining amortization applied to intangible assets associated with customer relationships, as part of the Wind Telecom acquisition.

Profit before tax decreased by 17% YoY to USD 665 million, compared to profit before tax of USD 802 million in the same period a year ago. The decrease is primarily the result of negative FX effects and higher finance costs due to the Eurobonds issued in 1Q13 for the repayment of maturing debt in 2013 and 2014.

Net income attributable to VimpelCom shareholders of USD 255 million in 3Q13 compared to net income of USD 538 million in 3Q12. The decrease is mainly the result of lower profit before tax and higher tax expenses. The higher tax expenses are due to a deferred tax provision related to planned, future intragroup dividends from OJSC VimpelCom.

CAPEX totaled USD 1.0 billion in 3Q13, reflecting the continued roll out of the mobile networks in Russia, Bangladesh and CIS, as well as the continued roll out of HSPA+ and backbone capacity to support data growth in Italy and acquisition of 3G license in Bangladesh. LTM CAPEX excluding licenses to revenues stood at 17%. Due to increased investments in Russia, the Company expects FY13 CAPEX excluding licenses to be approximately 20% of revenue.

VimpelCom Ltd. 3Q 2013 | 5

INCOME STATEMENT ELEMENTS

USD mln	3Q13	3Q12	YoY	9M13	9M12	YoY
Total operating revenues	5,685	5,747	-1%	16,994	17,111	-1%
EBITDA	2,474	2,530	-2%	7,247	7,322	-1%
EBITDA margin	43.5%	44.0%		42.6%	42.8%
EBIT	1,233	1,255	-2%	3,564	3,462	3%
Financial income and expenses	(526)	(472)	11%	(1,548)	(1,391)	11%
Net foreign exchange (loss)/gain and others	(42)	19	n.m.	(46)	53	n.m.
Profit before tax	665	802	-17%	1,970	2,124	-7%
Income tax expense	(390)	(225)	73%	(807)	(711)	14%
Profit for the period	275	577	-52%	1,163	1,413	-18%
Net income attributable to VimpelCom shareholders	255	538	-53%	1,236	1,344	-8%

STATEMENT OF FINANCIAL POSITION & CASH FLOW

USD mln	3Q13	2Q13	QoQ
Total assets	53,051	52,547	1%
Shareholders’ equity	14,255	13,999	2%
Gross debt	27,566	27,386	1%
Net debt	22,485	22,622	-1%

USD mln	3Q13	3Q12	YoY	9M13	9M12	YoY
Net cash from operating activities	1,675	1,998	-16%	4,341	4,956	-12%
Net cash used in investing activities	(979)	(1,137)	-14%	(2,710)	(3,493)	-22%
Net cash used in financing activities	(316)	(481)	-34%	(1,545)	(462)	+234%

Total assets increased by 1% QoQ in 3Q13 to USD 53.1 billion, primarily reflecting an increase in property and equipment. Gross debt increased 1% QoQ in 3Q13 to USD 27.6 billion, primarily due to unfavorable FX movements. Net debt decreased 1% QoQ to USD 22.5 billion, leading to a net debt to LTM EBITDA ratio of 2.3x at the end of the third quarter. The decline in net debt in 3Q13 primarily reflects cash flow generated from operations.

Net cash from operating activities was USD 1.7 billion in 3Q13, a decrease of 16% YoY, explained by a lower interest received compared to 3Q12 when income from a derivatives settlement was included. Net cash used in investing activities decreased 14% to USD 1.0 billion in 3Q13 compared to USD 1.1 billion in 3Q12. The decrease in net cash used in financing activities in 3Q13 compared to 3Q12 was mainly the result of lower loan repayments.

VimpelCom Ltd. 3Q 2013 | 6

BUSINESS UNITS PERFORMANCE IN 3Q13

•	Russia

•	Italy

•	Africa & Asia

•	Ukraine

•	CIS

VimpelCom Ltd. 3Q 2013 | 7

BUSINESS UNIT RUSSIA – FINANCIAL AND OPERATING RESULTS

•	Revenue increased 1% YoY with 3% growth in mobile service revenues

•	Mobile data revenue grew 30% YoY with 35% YoY improvement in data revenues from small screens

•	Stable EBITDA YoY, leading to an EBITDA margin of 42.6%

•	Mobile subscriber base increased 3% YoY to 58.1 million; mobile broadband subscribers up 20% to 3 million

VimpelCom’s Russian Business Unit continued to report growth in mobile service revenues, mainly supported by increasing mobile data revenues. The mobile subscriber base increased 3% YoY to 58.1 million. The Company will continue to focus on mobile service revenue growth, supported by improvements in the quality of the mobile data network, increasing the number of owned mono-brand stores and reducing churn.

Mobile revenues increased 1% YoY, primarily driven by mobile data revenue growth of 30%, while data revenues from small screens increased 35% YoY. The strong growth of mobile data revenues more than offset the decline in mobile voice revenues in 3Q13. ARPU declined slightly YoY to RUB 349. Mobile voice revenues decreased due to a combination of declining voice average price per minute and an increase in bundle subscribers with higher consumption of data services that shifts allocation of revenues towards data. The growth of mobile service revenues was partly offset by declining sales of equipment and accessories after the wholesale contract with Apple was terminated earlier this year.

Fixed-line revenues increased 3% YoY, mainly driven by 8% YoY growth in FTTB revenues. Growth in fixed-line revenues is moderating, in line with the Company’s strategy of focusing on profitability in regions where it currently has significant market share, thereby focusing on CAPEX and OPEX efficiency and increasing ARPU in the FTTB segment.

EBITDA was stable with increasing service revenues, mainly due to rising network and IT costs as a result of the increased demand-driven network investments and start-up costs due to the continued rollout of owned mono-brand stores. EBITDA margin decreased 0.6 p.p. YoY to 42.6%

VimpelCom has almost reached parity in quality of the mobile network in key strategic regions in Russia with significant improvements of its data network and stable high quality in voice. Now 73% of all 3G base stations in Russia are connected via IP, an increase of 46 p.p. YoY. The amount of 3G base stations increased by 38% YoY to more than 24 thousand. The quality of the mobile data network in Moscow is improving fast to be on par with competition by the end of 2013. End-user speeds increased 122% YoY with simultaneous 350% traffic growth while 93% of the 3G stations is connected via IP, with a 190% YoY increase in 3G base stations.

VimpelCom continues to expand its network of owned mono-brand stores and now owns more than 1,150 stores at the end of 3Q13. The Company aims to add more stores in the fourth quarter of the year. One of the benefits of an increased number of owned mono-brand stores is that VimpelCom will be able to offer better customer service and provide an improved product offering to subscribers, which reduces churn.

In September, VimpelCom announced the appointment of Mikhail Slobodin as the new Head of the Russian Business Unit, succeeding Anton Kudryashov, who was promoted to the Group Executive Board as Chief Group Business Development and Portfolio Officer. Other strategic appointments made in the Russian Business Unit in October included Nikolay Ivanov as the new Chief Financial Officer and Artem Nitz as Chief Strategy Officer. The strengthened management team will continue the implementation of the already launched strategic initiatives to ensure continued growth of the Russian business.

KEY DEVELOPMENTS 3Q13

•	Total revenue in Russia grew 1% YoY to RUB 75.4 billion.

•	Mobile revenues increased 1% YoY to RUB 62.4 billion, with mobile service revenues up 3% YoY.

•	Fixed-line revenues increased 3% YoY to RUB 13.0 billion, with fixed-line service revenues up 3% YoY.

•	EBITDA was stable YoY at RUB 32.1 billion.

•	EBITDA margin was 42.6%.

•	The mobile subscriber base increased 3% YoY to 58.1 million; mobile broadband subscribers increased 20% YoY to 3.0 million. The fixed broadband subscriber base was stable YoY at 2.3 million.

•	Mobile ARPU declined slightly YoY to RUB 349.

•	Mobile data traffic grew 106% YoY.

•	LTM CAPEX/Revenues was 19%. The Company expects CAPEX/Revenues to increase to up to 22% in FY13. VimpelCom remains on track to deliver continued improvement in network quality to support Russian’s growth of mobile data.

VimpelCom Ltd. 3Q 2013 | 8

RUSSIA KEY INDICATORS

RUB mln	3Q13	3Q12	YoY	9M13	9M12	YoY
Total operating revenues	75,354	74,458	1%	219,250	211,738	4%
Total operating expenditures	43,223	42,278	2%	126,307	121,638	4%
EBITDA	32,131	32,180	0%	92,943	90,100	3%
EBITDA margin	42.6%	43.2%	—	42.4%	42.6%	—
Capex	12,946	10,288	26%	30,921	25,623	21%
Capex / revenues	17%	14%	—	14%	12%	—
Mobile
Mobile total operating revenues	62,395	61,842	1%	181,766	175,343	4%
- of which mobile data	8,054	6,210	30%	22,897	17,293	32%
Mobile subscribers (’000)	58,103	56,181	3%	58,103	56,181	3%
- of which mobile broadband (’000)	3,012	2,507	20%	3,012	2,507	20%
Mobile ARPU (RUB)	349	352	-1%
MOU (min)	290	282	3%
Fixed-line
Fixed-line total operating revenues	12,960	12,617	3%	37,484	36,395	3%
Fixed-line broadband revenues	3,119	2,891	8%	9,479	8,571	11%
Fixed-line broadband subscribers (’000)	2,302	2,294	0%	2,302	2,294	0%
Fixed-line broadband ARPU (RUB)	443	421	5%

VimpelCom Ltd. 3Q 2013 | 9

BUSINESS UNIT ITALY - FINANCIAL AND OPERATING RESULTS

•	Continued outperformance despite highly competitive market environment

•	Total revenues at EUR 1.25 billion down 6% YoY; excluding MTR impact, total revenues declined 1%

•	EBITDA margin increases to 40.6%; EBITDA down 6%; excluding MTR impact, EBITDA down 4%

•	Mobile subscriber base increased 4% YoY to 22.4 million

•	Strong data revenue growth: mobile Internet up 44% YoY and fixed broadband up 8% YoY

In Italy, WIND continued to outperform its competitors in 3Q13 despite the fierce competitive environment, particularly in July and August. In September, WIND and the two incumbents did not renew their aggressive summer promotions, leading to a more stable mobile market.

Total revenues in 3Q13 decreased 6% YoY, primarily due to the competitive pressure on prices and the two cuts in mobile termination rates which occurred in 2013. Excluding the MTR impact total revenues declined 1%.

Mobile service revenues in 3Q13 decreased 7%, as a result of the aforementioned MTR cuts, net of which they would have been stable, and of the intensified price competition witnessed during July and August. WIND’s mobile subscriber base increased 4% YoY driven by the success of its All-Inclusive bundles which are characterized by the simplicity and transparency of the offerings.

WIND continued to deliver solid gross adds in 3Q13 although these were slightly below those posted in previous months as a result of lower promotions which in turn led to lower subscribers acquisition costs. The more rational market also resulted in lower churn for WIND in September leading to a positive performance on net adds.

In fixed-line, service revenues decreased 7%, mainly due to the decline in the overall customer base as a result of the new strategy focused on higher margin LLU customers and less expensive pull sales channels. The performance was also negatively impacted by the EUR 7 million site sharing revenues reclassified from service revenues in order to lower rental costs. The strategy continues to deliver solid results with a substantial increase in fixed-line marginality.

In 3Q13, WIND posted strong results in its data offerings with mobile Internet revenues up 44% YoY and fixed broadband revenues increasing by 8% YoY. Mobile broadband consumer subscribers grew 64% YoY, while fixed LLU broadband customers remained stable.

EBITDA in 3Q13 declined by 6% YoY, due to the above mentioned intensified price competition faced in the mobile market and MTR cuts. Excluding the MTR impact, EBITDA declined 4%. EBITDA margin in 3Q13 increased slightly YoY (+0.2 p.p.) to 40.6%.

In 3Q13, LTM operational cash flow, defined as EBITDA minus CAPEX, remained strong and increased over the previous year by 2%.

KEY DEVELOPMENTS 3Q13

•	Total revenues declined 6% YoY to EUR 1,250 million; excluding MTR impact total revenues declined by 1%.

•	EBITDA declined 6% to EUR 507 million, with margin improving to 40.6%.

•	CAPEX totaled EUR 153 million, which was invested primarily in the expansion of mobile HSPA+ coverage, capacity, and performance, as well as in the backhaul capacity to support the strong data growth.

•	Mobile customer base increased 4% YoY to 22.4 million subscribers. Mobile broadband consumer subscribers grew 64% YoY.

•	Mobile data ARPU increased by 16% to EUR 4.7, accounting for 37% of the total ARPU. Total mobile ARPU declined to EUR 12.5, as a result of the intense competitive environment that negatively impacted prices in July and August coupled with the two MTR cuts. Additionally, ARPU was impacted by the ongoing success of WIND’s data-only SIM card offerings for tablets, PCs and dongles, which do not generate voice revenues.

•	In fixed-line, LLU broadband and dual play subscribers both remained stable at 1.85 million.

•	Fixed-line ARPU declined marginally to EUR 30.0 with fixed Broadband ARPU increasing 9% YoY to EUR 20.4.

VimpelCom Ltd. 3Q 2013 | 10

ITALY KEY INDICATORS

EUR mln	3Q13	3Q12	YoY	9M13	9M12	YoY
Total operating revenues	1,250	1,329	-6%	3,746	4,058	-8%
Total operating expenditures	743	792	-6%	2,303	2,510	-8%
EBITDA	507	537	-6%	1,443	1,549	-7%
EBITDA margin	40.6%	40.4%	—	38.5%	38.2%	—
Capex (1)	153	222	-31%	498	658	-24%
Capex (1) / revenues	12%	17%	—	13%	16%	—
Mobile
Total revenues	926	959	-3%	2,741	2,957	-7%
Subscribers (’000)	22,394	21,455	4%	22,394	21,455	4%
- of which mobile broadband (’000) (2)	7,760	4,734	64%	7,760	4,734	64%
ARPU (€)	12.5	14.0	-11%
MOU (min)	240	202	19%
Fixed
Total revenues	325	370	-12%	1,005	1,101	-9%
Total voice subscribers (’000)	3,002	3,138	-4%	3,002	3,138	-4%
Total fixed-line ARPU (€)	30.0	30.7	-2%
Broadband subscribers (’000)	2,191	2,216	-1%	2,191	2,216	-1%
Broadband ARPU (€)	20.4	18.7	9%
Dual-play subscribers (’000)	1,853	1,854	0%	1,853	1,854	0%

1)	CAPEX excludes EUR 136 million of non-cash increase in Intangible Assets related to the contract with Terna in relation to the Right of Way of WIND’s backbone in 9M13. CAPEX 2012 includes LTE license costs
2)	Mobile broadband include Consumer customers that have Performed at least one mobile Internet event in the previous Month on 2.5G/3G/3.5G

VimpelCom Ltd. 3Q 2013 | 11

BUSINESS UNIT AFRICA & ASIA – FINANCIAL AND OPERATING RESULTS

•	Revenue of USD 869 million, an organic decline of 1%, impacted by regulatory and governmental actions

•	EBITDA declined 1% YoY organically, leading to an EBITDA margin of 47.7%

•	Subscriber base increased 4% to 87.2 million, driven by steady growth in Pakistan and Bangladesh

Revenue in the Africa & Asia business unit decreased 1% YoY organically to USD 869 million, due to the negative impact of regulatory and governmental actions. EBITDA declined 1% YoY organically at USD 415 million. However, EBITDA included one-off items in total of USD 7 million; a restructuring charge for Global Telecom Holding and rebranding cost associated with Mobilink, Pakistan. Without these one-offs, EBITDA would have been stable YoY organically. Reported results in US dollar terms were adversely affected by local currency devaluation against the US dollar, mainly in Pakistan, which resulted in a reported revenue decline of 4% YoY and an EBITDA decline of 2% YoY. The subscriber base in the Africa & Asia business unit increased 4% to 87.2 million.

ALGERIA (“DJEZZY”)

Djezzy’s revenue were stable YoY in local currency, driven by higher mobile data revenues EBITDA decreased 2% YoY, due to the lack of competitive pricing plans for B2B and high-value customers, which led to nearly flat revenues YoY, in parallel with the increase in HR and rental costs. Djezzy was awarded a provisional 3G license on October 14, 2013. The final license with the relevant coverage obligations are expected to be granted after payment of fees, satisfaction of conditions indicated in the tender documents and receipt of clearances and approvals from various governmental authorities. The license will cost DZD 3 billion (approx. USD 40 million) and will be valid for 15 years. Djezzy has received an exceptional approval from the Bank of Algeria, allowing it to make foreign payments to acquire equipment exclusively dedicated to 3G technologies. Djezzy’s subscribers’ base grew 2% YoY to 17.0 million customers with a market share of 53%.

PAKISTAN (“MOBILINK”)

Both Revenue and EBITDA increased 5% YoY, driven by higher VAS, data and other revenues alongside a higher subscriber base, which grew 4% YoY to 37.4 million customers with a stable YoY ARPU. Growth in subscribers resulted from continued management of churn coupled with a focus on reactivation offers, the launch of competitive bundles and data products. The political and economic landscape, coupled with harsh weather conditions and floods, impacted the operating environment during 3Q13, further aggravated by a power shortage.

The government increased commercial electricity tariffs by 30% effective October 1, 2013. At the same time, the government increased petroleum prices by 5% to PKR 108/liter. Effective July 1, 2013, withholding tax on recharge was increased by 5% to 15%. The devaluation of the local currency against the US dollar continued. After the PTA Chairman took charge, the preliminary process for the 3G spectrum auction was initiated.

BANGLADESH (“BANGLALINK”)

In 3Q13, banglalink subscribers grew 5% YoY to 28.1 million customers. Revenue decreased 15%, due to lower usage per subscriber, affected by the implementation of regulatory directives to deactivate suspected VoIP customers. As previously communicated, the deactivation of suspected VoIP customers, in compliance with regulations set by BTRC, is expected to have a prolonged negative impact during 2013. In addition, fifteen days of national strikes during 3Q13 negatively impacted the business. EBITDA grew 5% YoY despite the YoY decline in revenues. EBITDA growth was supported by savings on G&A and network costs, and lower SIM tax subsidy. On September 8, 2013, banglalink was officially announced as one of the winners of the 3G spectrum auction, conducted by BTRC. The total price for the 5MHz of 3G spectrum acquired, was USD 110 million, inclusive of 5% VAT and the license is valid for 15 years. The government will allow banglalink to offer LTE and 4G services over its 3G spectrum, as well as on the existing 2G spectrum, subject to permissions. banglalink launched 3G services on October 10, 2013. The government directed all mobile operators to complete the MNP process within seven months effective June 13, 2013. Mobile operators were instructed to finalize the details of the MNP process and governance modality jointly. However, MNOs have responded that timing is not appropriate considering the 3G process and the timeline to implement MNP is not feasible and the timeline should be set realistically only after consultation.

SOUTH EAST ASIA

After the sale of Vietnam in 2012 and Cambodia in April 2013, Laos is the only operator remaining from our South East Asia cluster. Revenues in Laos decreased slightly YoY, as result of a lower subscriber base.

VimpelCom Ltd. 3Q 2013 | 12

AFRICA & ASIA* KEY INDICATORS

USD mln	3Q13	3Q12	YoY	9M13	9M12	YoY
Total operating revenues	869	904	-4%	2,643	2,784	-5%
Total operating expenditures	454	480	-5%	1,376	1,470	-6%
EBITDA	415	424	-2%	1,268	1,314	-4%
EBITDA margin	47.7%	46.9%	—	48.0%	47.2%	—
Capex **	190	57	233%	289	200	44%
Capex / revenues	22%	6%	—	11%	8%	—
Mobile Subscribers (’000)***	87,213	84,168	4%	87,213	84,168	4%

*	Africa & Asia operations include operations in Algeria, Pakistan, Bangladesh, Sub-Saharan Africa and South East Asia. For details per country unit please see Attachment B
**	CAPEX incl. USD 110 million for 3G license in Bangladesh
***	Following the sale of Vietnam and Cambodia the subscriber numbers for 2012 exclude Vietnam and Cambodia subscribers. In addition, the subscriber base in Algeria has been adjusted retroactively for the technical issue

AFRICA & ASIA BUSINESS UNIT: COUNTRY DETAIL

ALGERIA

DZD bln	3Q13	3Q12	YoY	9M13	9M12	YoY
Total operating revenues	36	36	0%	107	106	1%
EBITDA	21	21	-2%	63	63	-1%
EBITDA margin	57.2%	58.6%		58.8%	59.6%

PAKISTAN

PKR bln	3Q13	3Q12	YoY	9M13	9M12	YoY
Total operating revenues	27	26	5%	82	79	5%
EBITDA	12	11	5%	35	34	4%
EBITDA margin	43.1%	43.0%		42.8%	43.1%

BANGLADESH

BDT bln	3Q13	3Q12	YoY	9M13	9M12	YoY
Total operating revenues	10	12	-15%	29	34	-14%
EBITDA	4	3	5%	11	12	-3%
EBITDA margin	36.3%	29.3%		38.2%	33.8%

VimpelCom Ltd. 3Q 2013 | 13

BUSINESS UNIT UKRAINE – FINANCIAL AND OPERATING RESULTS

•	Revenues decreased 7% YoY to UAH 3.4 billion due to YoY decline in mobile revenues, primarily as customers switched to lower priced bundled tariff plans and lack of up-selling

•	EBITDA declined 10% YoY to UAH 1.7 billion, leading to an EBITDA margin of 49.6%

•	Mobile subscriber base1) grew 6% YoY to 25.9 million

While the Ukraine Business Unit still delivered strong margins during the third quarter, the Company continued to experience significant pressure on results. Due to strong price competition, existing customers switched to lower priced bundled tariff plans, increasing the number of lower ARPU subscribers in the customer base and negatively impacting mobile revenues. The Company expects this pressure to continue for the remainder of the year.

VimpelCom’s mobile subscriber base1) in the Ukraine increased 6% YoY to 25.9 million as a result of the improved market offering and regionalized sales efforts.

VimpelCom believes that the issues it is facing are marketing related as the Company operates the highest quality network in Ukraine. The Company is taking further measures to improve mobile service revenue trends. During the quarter, VimpelCom introduced a new tariff plan and cancelled the obligatory UAH 40 top-up rule, which was installed for most of its subscriber base, but was not a commercial success. The focus of the Company will be on customer excellence for the current subscriber base, where the Company will optimize offers to each client’s segment needs. VimpelCom also discontinued sales under the Djuice brand, which focused on low-end subscribers, and the Company will entice subscribers to move to Kyivstar by offering more value.

In addition to these measures, VimpelCom is optimizing the organizational structure in order to improve efficiency and effectiveness and maximize operating cash flows.

KEY DEVELOPMENTS 3Q13

•	Total revenues decreased 7% YoY to UAH 3.4 billion.

•	Mobile revenues decreased 8% YoY to UAH 3.1 billion primarily due to lower mobile voice revenues following reconnection of existing customers to previously launched price-attractive offers, but also due to decreased sales of equipment and accessories. ARPU declined by 12% YoY to UAH 38.

•	Fixed-line revenues were up 9% YoY as a result of strong growth in fixed residential broadband (FTTB) revenue. As reported in previous quarters, FTTB revenue continued to outgrow the market, increasing 50% YoY. The increase was driven by growth in the fixed broadband subscriber base of 31% YoY to 723 thousand and growth of fixed broadband ARPU of 11% YoY to UAH 49.

•	Despite EBITDA decreased 10% YoY to UAH 1.7 billion, EBITDA margin was still at a high level of 49.6%. The decline in margin was mainly due to higher commercial costs associated with increased sales and increased Network & IT costs, related to higher frequency fees and inflation, which was partially offset by savings in HR costs.

•	Quarterly churn increased 0.3 p.p. to 8.0% in 3Q13, which was driven by the move to lower revenue bundled tariff plans.

•	CAPEX totaled UAH 525 million in 3Q13 and LTM CAPEX/Revenues was at the efficient level of 14%.

1)	Business Unit Ukraine has adjusted the definition for active subscriber base to align with the rest of the VimpelCom Group, which led to a decline of the subscriber base by 1.4 million. This does not impact historically reported Revenues and EBITDA, but positively affected MOU and ARPU.

VimpelCom Ltd. 3Q 2013 | 14

UKRAINE KEY INDICATORS

UAH mln	3Q13	3Q12	YoY	9M13	9M12	YoY
Total operating revenues	3,359	3,613	-7%	9,722	9,939	-2%
Total operating expenditures	1,694	1,765	-4%	4,970	4,886	2%
EBITDA	1,666	1,849	-10%	4,752	5,053	0%
EBITDA margin	49.6%	51.2%	—	48.9%	50.8%	—
Capex	525	428	23%	1,243	1,246	0%
Capex / revenues	16%	12%	—	13%	13%	—
Mobile
Mobile total operating revenues	3,069	3,346	-8%	8,902	9,190	-3%
Mobile subscribers (’000)	25,905	24,532	6%	25,905	24,532	6%
Mobile ARPU (UAH)	38.2	43.4	-12%
MOU (min)	497	514	-3%
Fixed-line
Fixed-line total operating revenues	290	267	9%	820	749	10%
Fixed-line broadband revenues	104	69	50%	301	192	56%
Fixed-line broadband subscribers (’000)	723	551	31%	723	551	31%
Fixed-line broadband ARPU (UAH)	48.8	43.8	11%

*	Subscriber base 2012 has been adjusted for the alignment of the active subscriber base definition

VimpelCom Ltd. 3Q 2013 | 15

BUSINESS UNIT CIS – FINANCIAL AND OPERATING RESULTS

•	Revenues increased 9% YoY organically

•	EBITDA reached USD 246 million with organic growth of 6% YoY

•	EBITDA margin declined 1.0 p.p to 48.0%

•	Mobile subscribers increased 8% YoY to 24.9 million

•	Mobile data subscriber base grew 16% YoY to 13.0 million; mobile data revenue growth of 57% YoY

The CIS Business Unit continued to perform strongly in 3Q13, delivering high single-digit YoY organic growth in revenue.

VimpelCom increased its mobile subscriber base in the CIS business by 8% YoY, driven by 12% growth in subscribers in Uzbekistan and 5% growth in Kazakhstan.

•	Total revenues increased organically by 9% YoY. Reported revenues grew 7% to USD 513 million, negatively affected by a one-off adjustment in Kazakhstan totaling USD 2 million, related to a correction in USB-dongle sales.

•	Total mobile revenues increased organically by 7% YoY in 3Q13.

•	Fixed-line revenues increased organically by 10% YoY due to strong growth in Kazakhstan.

•	EBITDA grew 6% organically and 5% on a reported basis mainly due to strong mobile revenue growth in Uzbekistan. Excluding the one-off adjustment of USD 11 million in Kazakhstan related to USB-dongle sales which negatively affected EBITDA and correcting for the positive one-off adjustment of USD 13 million reported in 3Q12 related to the release of a provision, EBITDA organic growth was 17% YoY in 3Q13.

•	EBITDA margin declined 1.0 p.p. YoY to 48.0% in 3Q13, but remains at a high level.

•	LTM CAPEX/Revenues was 23%.

KAZAKHSTAN

The telecommunications market in Kazakhstan remains highly competitive and, in response, VimpelCom is transitioning its subscriber base to bundled tariff plans. The Company’s competitive market position improved as a result of its attractive value proposition in the market and the subscriber transition is progressing according to plan.

Revenues in Kazakhstan increased by 4% YoY in 3Q13, driven by a 53% YoY increase in fixed-line revenues, while mobile revenues grew by 1% YoY. Excluding the one-off adjustment described above, total revenue growth would have been 5% YoY. Mobile data revenues increased 42% YoY as a result of the Company’s focus on increasing data usage for small screens. The subscriber base increased 5% YoY to 9.0 million subscribers. Churn improved during the quarter, supported by the introduction of a revenue share model with distributors. ARPU decreased by 4% YoY due to declining voice revenues, partly offset by strong mobile data revenue growth. EBITDA declined 11% YoY and EBITDA margin decreased 7.7 p.p. to 43.9%, caused by the one-offs described above.

UZBEKISTAN

In Uzbekistan, VimpelCom continued to deliver strong YoY results in 3Q13. Revenue increased 29% YoY, driven by 12% YoY growth in the subscriber base and a 12% YoY improvement in ARPU due to growth in high value subscribers and increasing mobile data revenues. EBITDA grew 51% YoY and EBITDA margin was 66.0%, a strong increase from 56.2% in 3Q12. These results were supported by the continuing revenue growth and control of structural OPEX. The primary focus in Uzbekistan is to sustain quality of service and further improve network capacity.

KYRGYZSTAN

Kyrgyzstan continued to deliver strong revenue and EBITDA growth in a highly competitive environment. Revenues increased organically by 25% YoY in 3Q13, primarily supported by growth in interconnect revenue. Additionally, mobile data revenue grew 40% YoY as a result of initiatives aimed at stimulating data usage for small screens. The subscriber base increased by 5% due to attractive on-net and data offerings. EBITDA grew organically by 15% YoY and EBITDA margin was 51.0%, down 4.7 p.p. YoY.

ARMENIA

Revenues in Armenia declined organically by 8% YoY in 3Q13 primarily due to decreasing fixed-line and mobile voice revenues, as well as lower sales of mobile equipment. The mobile segment faced strong competition and, while mobile data revenue increased 19%, it did not fully compensate for the 15% YoY decrease in mobile voice revenue. EBITDA declined 10% YoY and EBITDA margin decreased 1.1 p.p. to 42.4% due to decreasing service revenues.

VimpelCom Ltd. 3Q 2013 | 16

TAJIKISTAN

In Tajikistan, revenues increased organically by 42% YoY in 3Q13, as a result of increased international interconnect revenue from Russia, while EBITDA increased by 48% YoY. EBITDA margin increased 1.6 p.p. to 53.8% in 3Q13. The mobile subscriber base in Tajikistan increased by 29% YoY and mobile ARPU increased by 17%, mainly due to growth in interconnect revenue.

GEORGIA

VimpelCom’s market position strengthened further in Georgia in 3Q13. Subscriber growth was 11% YoY, leading to a 6% YoY increase in revenues and a 23% YoY increase in local currency EBITDA. EBITDA margin increased 3.8 p.p. YoY to 33.6%, primarily due to a higher service margin and on-going operational excellence program implementation.

CIS* KEY INDICATORS

USD mln	3Q13	3Q12	YoY	9M13	9M12	YoY
Total operating revenues	513	478	7%	1,445	1,268	14%
Total operating expenditures	267	244	9%	739	691	7%
EBITDA	246	234	5%	706	577	22%
EBITDA margin	48.0%	49.0%	—	48.8%	45.5%	—
Capex	129	90	43%	308	256	20%
Capex / revenues	25%	19%	—	21%	20%	—
Mobile
Mobile subscribers (’000)	24,919	22,985	8%	24,919	22,985	8%
- of which mobile broadband (’000)	13,013	11,173	16%	13,013	11,173	16%
Fixed
Fixed-line broadband subscribers (’000)	349	277	26%	349	277	26%
Fixed-line broadband revenues	15	11	32%	44	32	38%

*	CIS operations include operations in Kazakhstan, Uzbekistan, Armenia, Kyrgyzstan, Tajikistan, and Georgia. For details per country unit Please see Attachment B

CIS BUSINESS UNIT: COUNTRY DETAIL

KAZAKHSTAN

KZT mln	3Q13	3Q12	YoY	9M13	9M12	YoY
Total operating revenues	34,068	32,626	4%	94,019	91,609	3%
EBITDA	14,966	16,828	-11%	43,330	43,990	-2%
EBITDA margin	43.9%	51.6%	—	46.1%	48.0%	—

UZBEKISTAN

USD mln	3Q13	3Q12	YoY	9M13	9M12	YoY
Total operating revenues	176	137	29%	500	305	64%
EBITDA	116	77	51%	326	157	108%
EBITDA margin	66.0%	56.2%	—	65.3%	51.5%	—

VimpelCom Ltd. 3Q 2013 | 17

CONFERENCE CALL INFORMATION

On November 6, 2013, the Company will host an analyst & investor conference call on its third quarter results at 2:00 pm CET. The call and slide presentation may be accessed at http://www.vimpelcom.com

2:00 pm CET investor and analyst conference call

US call-in number: +1 (877) 616-4476

International call-in number: + 1 (402) 875-4763

The conference call replay and the slide presentations webcast will be available until November 13, 2013. The slide presentation will also be available for download on the Company’s website.

Investor and analyst call replay

US Replay number: +1 (855) 859-2056

Confirmation Code: 64968743

International replay: +1 (404) 537-3406

Confirmation Code: 64968743

CONTACT INFORMATION

INVESTOR RELATIONS

Gerbrand Nijman

Investor_Relations@vimpelcom.com

Tel: +31 20 79 77 200 (Amsterdam)

Remco Vergeer

Investor_Relations@vimpelcom.com

Tel: +31 20 79 77 200 (Amsterdam)

Stefano Songini

ir@mail.wind.it

Tel +39 06 83111 (Rome)

Mamdouh Abdel Wahab

otinvestorrelations@otelecom.com

Tel: +202 2461 5050 / 51 (Cairo)

MEDIA AND PUBLIC RELATIONS Bobby Leach / Artem Minaev pr@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)

VimpelCom Ltd. 3Q 2013 | 18

DISCLAIMER

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to the Company’s anticipated performance, expected capital expenditures, network developments in Russia, Italy’s future operating cash flow position, the grant of a 3G license to Orascom Telecom Algeria (OTA), the timing and amount of future payments of dividends by the Company and its ability to realize its strategic initiatives in the various countries of operation. The forward-looking statements included in this presentation are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in our markets, unforeseen developments from competition, governmental regulation of the telecommunications industries, general political uncertainties in our markets and/or litigation with third parties. There can be no assurance that such risks and uncertainties will not have a material adverse effect on the Company. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

ABOUT VIMPELCOM LTD

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 753 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “WIND”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of September 30, 2013 VimpelCom had 219 million mobile subscribers on a combined basis. VimpelCom is traded on the NASDAQ Global Stock Market under the symbol (VIP). For more information visit: http://www.vimpelcom.com.

The Company’s corporate website (www.vimpelcom.com) was awarded the ‘Investor Relations Standard of Excellence’ in the Web Marketing Association’s 2013 WebAwards and the Gold Award in the telecommunications category at the 2013 Stevie International Business Awards.

VimpelCom Ltd. 3Q 2013 | 19

CONTENT OF THE ATTACHMENT TABLES

Attachment A	VimpelCom Ltd Financial Statements	21

Attachment B	Country units key indicators CIS and Africa & Asia	24

Attachment C	Reconciliation Tables	28

	Average Rates of Functional Currencies to USD

Attachment D	WIND Telecomunicazioni group condensed financial statement of income	28

Attachment E	Definitions	29

For more information on financial and operating data for specific countries, please refer to the supplementary file Factbook3Q2013.xls on VimpelCom’s website at http://vimpelcom.com/ir/financials/results.wbp

VimpelCom Ltd. 3Q 2013 | 20

ATTACHMENT A: VIMPELCOM LTD INTERIM FINANCIAL STATEMENTS

VIMPELCOM LTD UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF INCOME

USD mln	3Q13	3Q12[2]	9M13	9M12[2]
Total operating revenues	5,685	5,747	16,994	17,111
of which other revenues	74	33	172	151
Operating expenses
Service costs[1]	1,482	1,574	4,497	4,563
Selling, general and administrative expenses	1,729	1,643	5,250	5,226
Depreciation	726	721	2,240	2,168
Amortization	441	507	1,333	1,561
Impairment loss	45	—	67	—
Loss on disposals of non-current assets	29	47	43	131
Total operating expenses	4,452	4,492	13,430	13,649
Operating profit	1,233	1,255	3,564	3,462
Finance costs	547	507	1,618	1,507
Finance income	(21)	(35)	(70)	(116)
Other non-operating losses/(gains)	(5)	29	(22)	31
Shares of loss of associates and joint ventures accounted for using the equity method	29	(12)	112	16
Net foreign exchange gain	18	(36)	(44)	(100)
Profit before tax	665	802	1,970	2,124
Income tax expense	390	225	807	711
Profit for the period	275	577	1,163	1,413
Non-controlling interest	(20)	(39)	73	(69)
Net income attributable to VimpelCom shareholders	255	538	1,236	1,344

1)	Service costs include costs related to equipment and accessories
2)	Income statement 2012 has been amended to reflect classification of certain operating costs at the Group level without any impact on net income, EBITDA and performance of the business unit

VimpelCom Ltd. 3Q 2013 | 21

ATTACHMENT A: VIMPELCOM LTD INTERIM FINANCIAL STATEMENTS

VIMPELCOM LTD UNAUDITED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

USD mln	30 September 2013	30 June 2013
Assets
Non-current assets
Property and equipment	14,896	14,680
Intangible assets	9,941	9,968
Goodwill	16,716	16,516
Investments in associates and joint ventures	464	483
Deferred tax asset	387	366
Financial assets	885	1,094
Other non-financial assets	28	28
Total non-current assets	43,317	43,135
Current assets
Inventories	214	218
Trade and other receivables	2,467	2,480
Other non-financial assets	1,292	1,403
Current income tax asset	280	239
Other financial assets	463	387
Cash and cash equivalents	4,890	4,551
Total current assets	9,606	9,278
Assets classified as held for sale	128	134
Total assets	53,051	52,547
Equity and liabilities
Equity
Equity attributable to equity owners of the parent	14,255	13,999
Non-controlling interests	407	468
Total equity	14,662	14,467
Non-current liabilities
Financial liabilities	27,034	27,058
Provisions	555	587
Other non-financial liabilities	411	331
Deferred tax liability	1,331	1,200
Total non-current liabilities	29,331	29,176
Current liabilities
Trade and other payables	3,925	4,011
Dividend payables	—	—
Other non-financial liabilities	2,264	2,197
Other financial liabilities	2,408	2,304
Current income tax payable	248	155
Provisions	149	177
Total current liabilities	8,994	8,844
Liabilities associated with assets held for sale	64	60
Total equity and liabilities	53,051	52,547

VimpelCom Ltd. 3Q 2013 | 22

ATTACHMENT A: VIMPELCOM LTD INTERIM FINANCIAL STATEMENTS

VIMPELCOM LTD UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

USD mln	3Q13	3Q12 Restated	9M13	9M12 Restated*
Operating activities
Profit after tax	275	577	1,163	1,413
Income Tax Expenses	390	225	807	711
Profit before tax	665	802	1,970	2,124
Non-cash adjustment to reconcile profit before tax to net operating cash flows:
Depreciation	726	721	2,240	2,168
Amortization	441	507	1,333	1,561
Impairment loss	45	—	67	—
Loss From Disposal Of Non Current Assets	29	47	43	131
Finance income	(21)	(35)	(70)	(116)
Finance cost	547	507	1,618	1,507
Other Non Operating Losses/ (Gain)	(5)	29	(22)	31
Net Foreign Exchange Gain	18	(36)	(44)	(100)
Share Of Loss/ (Gain) Of Associates And Joint Ventures	29	(12)	112	16
Movements in provisions and pensions	31	1	83	14
Cash from operations	2,505	2,531	7,330	7,336
Working capitals adjustments:
Change in trade and other receivables and prepayments	51	(78)	39	35
Change in inventories	3	26	(55)	19
Change in trade and other payables	39	124	(453)	(213)
Changes in working capital	93	72	(469)	(159)
Net interest paid	(634)	(362)	(1,659)	(1,314)
Income tax paid	(288)	(243)	(861)	(907)
Net cash from operating activities	1,675	1,998	4,341	4,956
Proceeds from sale of property, plant and equipment and intangible assets	3	5	36	20
Purchase of property, plant and equipment and intangible assets	(972)	(967)	(2,613)	(2,747)
Receipts from/(payments on) deposits and loans granted	(39)	(183)	(219)	(694)
Disposal of subsidiaries, net of cash disposed	26	5	80	(77)
Other	3	3	6	5
Net cash used in investing activities	(979)	(1,137)	(2,710)	(3,493)
Acquisition of non-controlling interest	0	—	(12)	(9)
Gross proceeds from borrowings	438	432	4,166	2,627
Repayment of borrowings	(754)	(913)	(3,810)	(3,083)
Dividends paid to equity holders	(0)	—	(3,281)	—
Proceeds from sale of treasury stock	—	—	—	3
Share capital issued and paid	—	—	1,392	—
Net cash from/(used in) financing activities	(316)	(481)	(1,545)	(462)
Net increase in cash and cash equivalents	381	380	86	1,001

*	The amount of Interest paid was amended to reflect its proper classification without any impact on Net cash from operating activities

VimpelCom Ltd. 3Q 2013 | 23

ATTACHMENT B: COUNTRY UNITS KEY INDICATORS

AFRICA & ASIA BUSINESS UNIT: COUNTRY DETAIL

ALGERIA

DZD bln	3Q13	3Q12	YoY	9M13	9M12	YoY
Total operating revenues	36	36	0%	107	106	1%
EBITDA	21	21	-2%	63	63	-1%
EBITDA margin	57.2%	58.6%		58.8%	59.6%
Capex (USD)	7	6	13%	33	26
Capex / revenues	2%	1%		2%	2%
Mobile
Subscribers (’000)	17,038	16,750	2%	17,038	16,750	2%
ARPU (DZD)	680	710	-4%
MOU (min)	216	271	-20%

PAKISTAN

PKR bln	3Q13	3Q12	YoY	9M13	9M12	YoY
Total operating revenues	27	26	5%	82	79	5%
EBITDA	12	11	5%	35	34	4%
EBITDA margin	43.1%	43.0%		42.8%	43.1%
Capex (USD)	52	29	84%	100	84	19%
Capex / revenues	20%	11%		12%	10%
Mobile
Subscribers (’000)	37,365	36,074	4%	37,365	36,074	4%
ARPU (PKR)	229	231	-1%
MOU (min)	222	212	5%

BANGLADESH

BDT bln	3Q13	3Q12	YoY	9M13	9M12	YoY
Total operating revenues	10	12	-15%	29	34	-14%
EBITDA	4	3	5%	11	12	-3%
EBITDA margin	36.3%	29.3%		38.2%	33.8%
Capex (USD)*	127	20	549%	152	84
Capex / revenues	99%	14%		40%	20%
Mobile
Subscribers (’000)	28,101	26,776	5%	28,101	26,776	5%
ARPU (BDT)	121	149	-19%
MOU (min)	189	225	-16%

*	Including USD 110 million for 3G license

SUB SAHARAN AFRICA (TELECEL GLOBE)

USD mln	3Q13	3Q12	YoY	9M13	9M12	YoY
Total operating revenues	23	26	-11%	63	71	-12%
EBITDA	(3)	11	-127%	7	27	-74%
EBITDA margin	n.m.	41.2%		11.7%	34.4%
Mobile
Subscribers (’000)	4,423	4,231	4%	4,423	4,231	4%

SEA (CONSOLIDATED)

USD mln	3Q13	3Q12	YoY	9M13	9M12	YoY
Total operating revenues	7	12	-46%	26	48	-45%
EBITDA	2	(1)	-299%	3.8	-10	-139%
EBITDA margin	30.5%	n.m.		14.4%	n.m.
Mobile
Subscribers (’000)	286	337	-15%	286	337	-15%

*	Following the sale of Vietnam and Cambodia the subscriber numbers for 2012 exclude Vietnam and Cambodia subscribers

VimpelCom Ltd. 3Q 2013 | 24

CIS BUSINESS UNIT: COUNTRY DETAIL

KAZAKHSTAN

KZT mln	3Q13	3Q12	YoY	9M13	9M12	YoY
Total operating revenues	34,068	32,626	4%	94,019	91,609	3%
EBITDA	14,966	16,828	-11%	43,330	43,990	-2%
EBITDA margin	43.9%	51.6%		46.1%	48.0%
Capex (USD)	39	52	-24%	101	110	-8%
Capex / revenues	18%	24%		16%	18%
Mobile
Subscribers (’000)	9,040	8,596	5%	9,040	8,596	5%
ARPU (KZT)	1,141	1,187	-4%
MOU (min)	311	222	40%

ARMENIA

AMD mln	3Q13	3Q12	YoY	9M13	9M12	YoY
Total operating revenues	15,237	16,611	-8%	43,901	47,735	-8%
EBITDA	6,468	7,225	-10%	17,919	19,055	-6%
EBITDA margin	42.4%	43.5%		40.8%	39.9%
Capex (USD)	4	4	-13%	7	12	-42%
Capex / revenues	10%	10%		7%	10%
Mobile
Subscribers (’000)	690	803	-14%	690	803	-14%
ARPU (AMD)	3,292	2,994	10%
MOU (min)	377	271	39%

UZBEKISTAN

USD mln	3Q13	3Q12	YoY	9M13	9M12	YoY
Total operating revenues	176	137	29%	500	305	64%
EBITDA	116	77	51%	326	157	108%
EBITDA margin	66.0%	56.2%		65.3%	51.5%
Capex (USD)	65	20	227%	159	95	68%
Capex / revenues	37%	15%		32%	31%
Mobile
Subscribers (’000)	10,328	9,229	12%	10,328	9,229	12%
ARPU (USD)	6	5	12%
MOU (min)	504	543	-7%

TAJIKISTAN

USD mln	3Q13	3Q12	YoY	9M13	9M12	YoY
Total operating revenues	44	31	42%	112	79	42%
EBITDA	24	16	48%	56	38	47%
EBITDA margin	53.8%	52.2%		50.2%	48.3%
Capex (USD)	3	5	-40%	11	15	-25%
Capex / revenues	7%	15%		10%	19%
Mobile
Subscribers (’000)	1,225	947	29%	1,225	947	29%
ARPU (USD)	12	10	17%
MOU (min)	277	242	15%

VimpelCom Ltd. 3Q 2013 | 25

GEORGIA

GEL mln	3Q13	3Q12	YoY	9M13	9M12	YoY
Total operating revenues	40	38	6%	109	95	15%
EBITDA	14	11	23%	34	25	35%
EBITDA margin	33.6%	29.8%		31.0%	26.4%
Capex (USD)	12	2	483%	14	9	57%
Capex / revenues	48%	10%		21%	16%
Mobile
Subscribers (’000)	1,104	991	11%	1,104	991	11%
ARPU (GEL)	11	12	-7%
MOU (min)	250	251	-1%

KYRGYZSTAN

KGS mln	3Q13	3Q12	YoY	9M13	9M12	YoY
Total operating revenues	2,599	2,076	25%	7,151	5,574	28%
EBITDA	1,326	1,156	15%	3,775	3,095	22%
EBITDA margin	51.0%	55.7%		52.8%	55.5%
Capex (USD)	6	7	-17%	15	16	-6%
Capex / revenues	11%	16%		10%	14%
Mobile
Subscribers (’000)	2,531	2,419	5%	2,531	2,419	5%
ARPU (KGS)	353	285	24%
MOU (min)	310	273	14%

CANADA: COUNTRY DETAIL

Mobile	3Q13	3Q12	YoY
Subscribers (’000)	637	510	25%
ARPU (CAD)	30.4	27.9	9%

VimpelCom Ltd. 3Q 2013 | 26

ATTACHMENT C: RECONCILIATION TABLES

RECONCILIATION OF CONSOLIDATED EBITDA OF VIMPELCOM

USD mln	3Q13	3Q12	9M13	9M12
Unaudited
EBITDA	2,474	2,530	7,247	7,322
Depreciation	(726)	(721)	(2,240)	(2,168)
Amortization	(441)	(507)	(1,333)	(1,561)
Impairment loss	(45)	—	(67)	—
Loss on disposals of non-current assets	(29)	(47)	(43)	(131)
EBIT	1,233	1,255	3,564	3,462
Financial Income and Expenses	(526)	(472)	(1,548)	(1,391)
- including finance income	21	35	70	116
- including finance costs	(547)	(507)	(1,618)	(1,507)
Net foreign exchange (loss)/gain and others	(42)	19	(46)	53
- including Other non-operating (losses)/gains	5	(29)	22	(31)
- including Shares of loss of associates and joint ventures accounted for using the equity method	(29)	12	(112)	(16)
- including Net foreign exchange gain	(18)	36	44	100
EBT	665	802	1,970	2,124
Income tax expense	(390)	(225)	(807)	(711)
Profit/(loss) for the year	275	577	1,163	1,413
(Profit)/loss for the year attributable to non-controlling interest	(20)	(39)	73	(69)
Profit for the year attributable to the owners of the parent	255	538	1,236	1,344

VimpelCom Ltd. 3Q 2013 | 27

ATTACHMENT C: RECONCILIATION TABLES

RECONCILIATION OF VIMPELCOM CONSOLIDATED NET DEBT

USD mln	3Q12	2Q13	3Q13
Net debt	22,681	22,622	22,485
Cash and cash equivalents	3,241	4,551	4,890
Long—term and short-term deposits	715	213	191
Gross debt	26,637	27,386	27,566
Interest accrued related to financial liabilities	451	574	430
Fair value adjustment	28	—	—
Unamortised fair value adjustment under acquisition method of accounting	817	718	696
Other unamortised adjustments to financial liabilities (fees, discounts etc.)	69	38	43
Derivatives not designated as hedges	429	474	489
Derivatives designated as hedges	178	172	218
Total other financial liabilities	28,609	29,362	29,442

AVERAGE RATES OF FUNCTIONAL CURRENCIES TO USD*

	Average rates			Closing rates
	3Q13	3Q12	YoY	3Q13	FY2012	Delta
Russian Ruble	32.80	32.00	-2.4%	32.35	30.37	-6.1%
Euro	0.75	0.80	6.0%	0.74	0.76	2.5%
Algerian Dinar	80.66	80.76	0.1%	81.69	78.94	-3.4%
Pakistan Rupee	102.97	94.53	-8.2%	106.06	97.14	-8.4%
Bangladeshi Taka	77.74	81.67	5.1%	77.67	79.78	2.7%
Ukrainian Hryvnia	7.99	7.99	0.0%	7.99	7.99	0.0%
Kazakh Tenge	152.91	149.67	-2.1%	153.62	150.74	-1.9%
Armenian Dram	408.77	410.88	0.5%	405.29	403.58	-0.4%
Kyrgyz Som	48.84	47.03	-3.7%	48.62	47.40	-2.5%

*	Functional currencies in Tajikistan, Uzbekistan and Cambodia are USD.

ATTACHMENT D: WIND TELECOMUNICAZIONI GROUP CONDENSED STATEMENTS OF INCOME

EUR mln	9M13	9M12	Change
Total Revenue	3,746	4,058	-7.7%
EBITDA	1,443	1,549	-6.8%
D&A	(951)	(838)	13.5%
EBIT	493	712	-30.8%
Financial Income and expenses	(677)	(673)	0.6%
EBT	(185)	39	n.m.
Income Tax	(75)	(127)	-41.3%
Net income	(259)	(88)	n.m.

VimpelCom Ltd. 3Q 2013 | 28

ATTACHMENT E: DEFINITIONS

ARPU (Average Revenue per User) is calculated by dividing service revenue for the relevant period, including revenue from voice-, roaming-, interconnect-, and value added services (including mobile data, SMS, MMS), but excluding revenue from visitors roaming, connection fees, sales of handsets and accessories and other non-service revenue, by the average number of subscribers during the period and dividing by the number of months in that period. For Business Unit Italy visitors roaming revenue is included into service revenues.

Broadband subscribers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access via WiFi and USB modems using 2.5G/3G/4G/HSDPA technologies. Italian Business Unit measure broadband subscribers based on the number of active contracts signed. Russian Business Unit includes IPTV activities. For CIS subsidiaries mobile broadband customers are those who have performed at least one mobile internet event in the three-month period prior to the measurement date.

Capital expenditures (CAPEX), purchases of new equipment, new construction, upgrades, software, other long lived assets and related reasonable costs incurred prior to intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations are not included in capital expenditures.

EBIT is a non-GAAP measure and is calculated as EBITDA plus depreciation, amortization and impairment loss. Our management uses EBIT as a supplemental performance measure and believes that it provides useful information of earnings of the Company before making accruals for financial income and expenses and Net foreign exchange (loss)/gain and others. Reconciliation of EBIT to net income attributable to VimpelCom Ltd., the most directly comparable IFRS financial measure, is presented above.

EBITDA is a non-GAAP financial measure. EBITDA is defined as earnings before interest, tax, depreciation and amortization. VimpelCom calculates EBITDA as operating income before depreciation, amortization, loss from disposal of non-current assets and impairment loss and includes certain non-operating losses and gains mainly represented by litigation provisions for all of its Business Units except for its Russia Business Unit. The Russia Business Unit’s EBITDA is calculated as operating income before depreciation, amortization, loss from disposal of non-current assets and impairment loss. EBITDA should not be considered in isolation or as a substitute for analyses of the results as reported under IFRS. Historically our management used OIBDA (defined as operating income before depreciation, amortization and impairment losses) instead of EBITDA. Following the acquisition of WIND Telecom, our management concluded that EBITDA is a more appropriate measure because it is more widely used amongst European-based analysts and investors to assess the performance of an entity and compare it with other market players. Our management uses EBITDA and EBITDA margin as supplemental performance measures and believes that EBITDA and EBITDA margin provide useful information to investors because they are indicators of the strength and performance of the Company’s business operations, including its ability to fund discretionary spending, such as capital expenditures, acquisitions and other investments, as well as indicating its ability to incur and service debt. In addition, the components of EBITDA include the key revenue and expense items for which the Company’s operating managers are responsible and upon which their performance is evaluated. EBITDA also assists management and investors by increasing the comparability of the Company’s performance against the performance of other telecommunications companies that provide EBITDA information. This increased comparability is achieved by excluding the potentially inconsistent effects between periods or companies of depreciation, amortization and impairment losses, which items may significantly affect operating income between periods. However, our EBITDA results may not be directly comparable to other companies’ reported EBITDA results due to variances and adjustments in the components of EBITDA (including our calculation of EBITDA) or calculation measures. Additionally, a limitation of EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues or the need to replace capital equipment over time. Reconciliation of EBITDA to net income attributable to VimpelCom Ltd., the most directly comparable IFRS financial measure, is presented above.

EBITDA margin is calculated as EBITDA divided by net operating revenues, expressed as a percentage.

Households passed are households located within buildings, in which indoor installation of all the FTTB equipment necessary to install terminal residential equipment has been completed.

LLU (local loop unbundling), in Italy, this is the regulatory process of allowing multiple telecommunications operators to use connections from Telecom Italia’s local exchanges to the customer’s premises.

VimpelCom Ltd. 3Q 2013 | 29

MNP (Mobile number portability) is a facility provided by telecommunications operators which enables customers to keep their telephone numbers when they change operators.

Mobile subscribers are SIM-cards registered in the system as of a measurement date, users of which generated revenue at any time during the three months prior to the measurement date. This includes revenue coming from any incoming and outgoing calls, subscription fee accruals, debits related to service, outgoing SMS, Multimedia Messaging Service (referred to as MMS), data transmission and receipt sessions, but does not include incoming SMS and MMS sent by VimpelCom or abandoned calls. VimpelCom’s total number of mobile subscribers also includes SIM-cards for use of mobile Internet service via USB modems and subscribers for WiFi. The number for Italy is based on SIM-cards, users of which generated revenue at any time during the twelve months prior to the measurement date. For the purpose of this earnings release, we include all subscribers of Zimbabwe, which is accounted for as investment at cost, into Business Unit Africa & Asia and subscribers of all our Canada equity investee into Business Unit Europe and North America, both of which are included into total subscribers of VimpelCom.

MOU (Monthly Average Minutes of Use per User) is generally calculated by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of mobile subscribers during the period and dividing by the number of months in that period. A&A Business Unit measures MOU based on billed minutes

Net debt is a non-GAAP financial measure and is calculated as the sum of interest bearing long-term debt and short-term debt minus cash and cash equivalents, long-term and short-term deposits and fair value hedges. The Company believes that net debt provides useful information to investors because it shows the amount of debt outstanding to be paid after using available cash and cash equivalent and long-term and short-term deposits. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of the company financial position. Reconciliation of net debt to long-term debt and short-term debt, the most directly comparable IFRS financial measures, is presented above in the reconciliation tables section.

Net foreign exchange (loss)/gain and others represents the sum of Net foreign exchange (loss)/gain, Equity in net (loss)/gain of associates and Other (expense)/income, net (primarily losses from derivative instruments), and is adjusted for certain non-operating losses and gains mainly represented by litigation provisions. Our management uses Net foreign exchange (loss)/gain and others as a supplemental performance measure and believes that it provides useful information about the impact of our debt denominated in foreign currencies on our results of operations due to fluctuations in exchange rates, the performance of our equity investees and other losses and gains the Company needs to manage to run the business.

Organic growth Revenue and EBITDA are non-GAAP financial measures that reflect changes in Revenue and EBITDA excluding foreign currency movements and other factors, such as business under liquidation, disposals, mergers and acquisitions. We believe investors should consider these measures as they are more indicative of our ongoing performance and management uses these measures to evaluate the Company’s operational results and trends.

Reportable segments, the Company identified Russia, Italy, Africa & Asia, CIS and Ukraine based on the business activities in different geographical areas. Although Georgia is no longer a member of the CIS, consistent with VimpelCom’s historic reporting practice VimpelCom continues to include Georgia in its CIS reporting segment. Intersegment revenues are eliminated in consolidation.

Service costs, represents costs directly associated with revenue generating activity such as traffic related expenses, cost of content and sim-cards as well as cost of handsets, telephone equipment and accessories sold.

Selling, general and administrative expenses, represents expenses associated with customer acquisition and retention activities, network and IT maintenance, regular frequency payment, professional and consulting support, rent of premises, utilities, personnel and outsourcing as well as other general and administrative expenses . These expenses do not include personnel costs that have been capitalized as part of long-lived assets.

VimpelCom Ltd. 3Q 2013 | 30

3Q 2013 Presentation

Amsterdam, November 6, 2013

Jo Lunder - CEO
Henk van Dalen – CFO

© VimpelCom Ltd 2013

1

3Q 2013 Presentation Amsterdam, November 6, 2013 Jo Lunder - CEO Henk van Dalen - CFO
Disclaimer This presentation contains "forward-looking statements", as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to the Company's anticipated performance, expected capital expenditures, network developments in Russia, Italy's future operating cash flow position, the grant of a 3G license to Orascom Telecom Algeria (OTA), the timing and amount of future payments of dividends by the Company and its ability to realize its strategic initiatives in the various countries of operation. The forward-looking statements included in this presentation are based on management's best assessment of the Company's strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in our markets, unforeseen developments from competition, governmental regulation of the telecommunications industries, general political uncertainties in our markets and/or litigation with third parties. There can be no assurance that such risks and uncertainties will not have a material adverse effect on the Company. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company's Annual Report on Form 20-F for the year ended December 31, 2012 filed with the U.S. Securities and Exchange Commission (the "SEC") and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this presentation, or to make corrections to reflect future events or developments.
Stable Underlying 3Q13 Results Impacted by Regulatory Measures and Market Slowdown Comparisons with 3Q12 * Customer base 2012 has been adjusted for sale of Vietnam and Cambodia and adjustments in Algeria and Ukraine ** Net Income attributable to VimpelCom shareholders Revenues (USD billion) 5.7 (-1% organic) EBITDA (USD billion) 2.5 (-2% organic) EBITDA margin (%) 43.5 (-0.5 p.p.) Net income** (USD million) 255 (-53%) Total mobile subscriber Base* (million) 219 (+5%) Net cash from operating activities (USD billion) 1.7 (-16%) Stable organic revenue YoY excl. MTR cuts in Italy Stable organic EBITDA YoY excl. MTR cuts and one-off charges EBITDA margin of 43.5% Strong mobile data revenue growth Solid cash flow of USD 1.7 billion Russian operational developments on track Continued market outperformance in Italy Highlights:
Key Developments VimpelCom switched its ADS listing to NASDAQ and was added to NASDAQ- 100(r) Index Interim 2013 dividend of USD 791 million or USD 0.45 per share declared Awarded 3G license in Bangladesh Awarded provisional 3G license in Algeria, exceptional approval to import 3G equipment Andrew Davies to start as Group CFO on November 7, 2013 Mikhail Slobodin started as Head of Business Unit Russia Analyst & Investor Conference on January 28 and 29, 2014

Business Units Performance

© VimpelCom Ltd 2013

VimpelCom

5

Business Units Performance

Revenues
(RUB billion)

+1% YoY
74.5
12.6
61.8
73.6
12.1
61.6
70.1
12.0
58.1
73.8
12.6
61.3
75.4
13.0
62.4
3Q12
4Q12
1Q13
2Q13
3Q13
Mobile
Fixed-line

EBITDA and EBITDA Margin
(RUB billion)

Flat YoY
32.2
30.4
29.3
31.5
32.1
43.2%
41.3%
41.8%
42.7%
42.6%
3Q12
4Q12
1Q13
2Q13
3Q13
EBITDA
EBITDA Margin

CAPEX*
(RUB billion)

50.7
18%
56.0
19%
FY12
3Q13 LTM
CAPEX
CAPEX / Revenue

Highlights:

* *CAPEX excluding licenses*

© VimpelCom Ltd 2013

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Russia 3Q13: Operational Developments on Track with Continued Strong Mobile Data Revenue Revenues (RUB billion) (CHART) +1% YoY (CHART) Flat YoY (CHART) CAPEX* (RUB billion) Highlights: Mobile service revenues increased 3% YoY Mobile data revenue grew 30% YoY, with 35% YoY improvement in data revenues from small screens Stable EBITDA as savings from operational excellence program were invested in data network and expansion of owned mono-brand stores Mobile subscriber base increased 3% YoY to 58.1 million; mobile broadband subscribers up 20% to 3.0 million CAPEX FY13 expected to be up to 22% of revenues 74.5 EBITDA and EBITDA Margin (RUB billion) 73.6 70.1 * CAPEX excluding licenses 73.8 CAPEX CAPEX / Revenue EBITDA EBITDA Margin Mobile Fixed-line 75.4

3G Base Stations
 # 1000s

Russia
18.7
24.4
26.6
YE 2012
3Q13
YE 2013
Moscow
3x
YE 2012
3Q13
YE 2013

* As per end of 3Q13

© VimpelCom Ltd 2013

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VimpelCom

(CHART) 3G Base Stations # 1000s (CHART) 18.7 24.4 26.6 3x Russia Moscow Russia: Reaching Par in 3G in Key Regions Further Improvements Expected in 4Q13 3G network enhanced with more base stations connected via IP: 93% of base stations* in Moscow; aim to reach 100% YE13 73% of base stations* in Russia; aim to reach 82% YE13 3G network upgraded with HSPA+ technology: 90% of base stations* in Moscow; aim to reach 100% YE13 73% of base stations* in Russia; aim to reach 82% YE13 * As per end of 3Q13
LTE commercially launched in 2 regions LTE to be commercially launched in Moscow and 3 other regions in 4Q13 LTE to be launched in 12 cities with population of more than 1 million in 1H14, including St. Petersburg, Ekaterinburg, Novosibirsk, N. Novgorod etc. Launch of LTE in more regions in 2H14 if supported by market demand Ready to adjust LTE network roll out based on market demand Sale of iPhone 5s/5c started in October Russia: Accelerated Plan of LTE Network Roll Out Expect to Cover Half of Population by YE15 LTE Network Roll Out Plan

Russia: Extended Roll Out of Owned Mono-brand Stores

Owned Mono-brand Stores

400
1,157
1,240
YE 2012
3Q13
YE 2013

Breakdown of Sales by Channel

3Q12
21%
21%
58%
3Q13
33%
17%
50%
Monobrand (owned and franchises)
Euroset
Other retailers

© VimpelCom Ltd 2013

9

Russia: Extended Roll Out of Owned Mono-brand Stores Roll out of owned mono-brand stores aims to: Offer better customer service Improve product offering Reduce churn Tripled the number of owned mono-brand stores in 2013 Further extension of mono-brand stores in 4Q13 Sales from mono-brand stores increased from 21% to 33% YoY Increased sales through Euroset and mono-brand stores to 50% (CHART) 400 1,157 1,240 Owned Mono-brand Stores (CHART) Breakdown of Sales by Channel 3Q12 3Q13 (CHART)

Italy 3Q13: Continued Market Outperformance

Total Revenues
(EUR million)

-6% YoY
Excl. MTR -1% YoY
1,329
1,369
1,229
1,266
1,250
370
369
341
339
325
68
78
50
56
40
891
922
838
871
886
3Q12
4Q12
1Q13
2Q13
3Q13
Mobile revenues (excluding incoming)
Mobile incoming revenues
Fixed-line

EBITDA and EBITDA Margin
(EUR million)

-6% YoY
Excl. MTR -4% YoY
537
514
461
475
507
40.4%
37.5%
37.5%
37.5%
40.6%
3Q12
4Q12
1Q13
2Q13
3Q13
EBITDA
EBITDA Margin

CAPEX*
(EUR million)

905
824
17%
16%
FY12
3Q13 LTM**
CAPEX
CAPEX / Revenue

Highlights:

10

© VimpelCom Ltd 2013

(CHART) (CHART) Italy 3Q13: Continued Market Outperformance Total Revenues (EUR million) -6% YoY Excl. MTR -1% YoY EBITDA and EBITDA Margin (EUR million) -6% YoY Excl. MTR -4% YoY CAPEX* (EUR million) Highlights: Continued outperformance in a highly competitive market environment Total revenues at EUR 1.25 billion down 6% YoY; excluding MTR impact, total revenues declined 1% EBITDA margin increased to 40.6%; EBITDA down 6%; excluding MTR impact, EBITDA down 4% Mobile subscriber base increased 4% YoY to 22.4 million Strong data revenue growth: mobile Internet up 44% YoY and fixed broadband up 8% YoY Mobile revenues (excluding incoming) Mobile incoming revenues Fixed-line (CHART) 1,329 1,369 1,229 1,250 * CAPEX excluding licenses ** CAPEX excludes EUR 136 million of non-cash increase in Intangible Assets related to the contract with Terna in relation to the Right of Way of WIND's backbone in 1Q13 CAPEX CAPEX / Revenue EBITDA EBITDA Margin 1,266
(CHART) (CHART) Africa & Asia* 3Q13: Stable EBITDA Organically Despite Regulatory and Governmental Measures Revenues (USD million) -4% YoY Organic -1% YoY EBITDA and EBITDA Margin (USD million) -2% YoY Organic -1% YoY CAPEX** (USD million) Highlights: Revenue of USD 869 million, an organic decline of 1%, impacted by regulatory and governmental actions EBITDA declined 1% YoY organically, leading to an EBITDA margin of 47.7% Subscriber base increased 4% to 87.2 million CAPEX increased due to the network update and modernization in Pakistan Algeria: maintained market leadership despite ongoing limitations, with stable revenues YoY and EBITDA margin of 57.2% Pakistan: revenues up 5% YoY, impacted by governmental actions and a severe power black out with EBITDA margin of 43.1% Bangladesh: revenues declined 15% YoY, due to ongoing deactivation of suspected VoIP customers; EBITDA margin increased 7 p.p. to 36.3% as result of cost control measures and lower SIM tax subsidy (CHART) * This segment includes our operations in Algeria, Pakistan, Bangladesh, Sub-Saharan Africa and South East Asia ** CAPEX excluding licenses CAPEX CAPEX / Revenue EBITDA EBITDA Margin

Revenues
(UAH billion)

-7% YoY
3.6
0.3
3.3
3.5
0.3
3.2
3.2
0.3
2.9
3.2
0.3
2.9
3.4
0.3
3.1
3Q12
4Q12
1Q13
2Q13
3Q13
Mobile
Fixed-line

EBITDA and EBITDA Margin
(UAH billion)

-10% YoY
1.8
1.8
1.6
1.5
1.7
51.2%
52.5%
49.0%
48.0%
49.6%
3Q12
4Q12
1Q13
2Q13
3Q13
EBITDA
EBITDA Margin

CAPEX*
(UAH billion)

1.8
1.8
14%
14%
FY12
3Q13 LTM
CAPEX
CAPEX / Revenue

Highlights:

* *CAPEX excluding licenses*

© VimpelCom Ltd 2013

12

(CHART) (CHART) Ukraine 3Q13: Pressure on Results Whilst Taking Measures to Improve Performance Revenues (UAH billion) -7% YoY EBITDA and EBITDA Margin (UAH billion) -10% YoY CAPEX* (UAH billion) Highlights: Revenues decreased 7% YoY to UAH 3.4 billion due to YoY decline in mobile revenues, primarily as customers switched to lower priced bundled tariff plans and lack of up-selling EBITDA declined 10% YoY to UAH 1.7 billion, leading to an EBITDA margin of 49.6% Measures taken to improve performance (CHART) CAPEX CAPEX / Revenue 3.6 EBITDA EBITDA Margin Mobile Fixed-line 3.2 3.5 * CAPEX excluding licenses 3.2 3.4

CIS* 3Q13: Continued Positive Performance

Revenues
(USD million)

+7% YoY
Organic +9% YoY
478
38
440
488
38
449
451
38
412
482
41
441
513
42
471
3Q12
4Q12
1Q13
2Q13
3Q13
Mobile
Fixed-line

EBITDA and EBITDA Margin
(USD million)

+5% YoY
Organic +6% YoY
234
235
220
240
246
49.0%
48.1%
48.8%
49.8%
48.0%
3Q12
4Q12
1Q13
2Q13
3Q13
EBITDA
EBITDA Margin

CAPEX**
(USD million)

384
22%
436
23%
FY12
3Q13 LTM
CAPEX
CAPEX / Revenue

Highlights:

VimpelCom

© VimpelCom Ltd 2013

13

(CHART) (CHART) CIS* 3Q13: Continued Positive Performance Revenues (USD million) +7% YoY Organic +9% YoY 478 EBITDA and EBITDA Margin (USD million) +5% YoY Organic +6% YoY CAPEX** (USD million) (CHART) * This segment includes our operations in Kazakhstan, Uzbekistan, Armenia, Kyrgyzstan, Tajikistan and Georgia ** CAPEX excluding licenses 482 488 451 Highlights: Revenues increased 9% YoY organically and EBITDA increased 6% YoY organically EBITDA margin declined 1.0 p.p to 48.0% Mobile subscribers increased 8% YoY to 24.9 million Mobile data subscriber base grew 16% YoY to 13.0 million; mobile data revenue growth of 57% YoY Kazakhstan: improved market position due to attractive value proposition in the market with bundles, resulting in strong revenue growth CAPEX CAPEX / Revenue EBITDA EBITDA Margin Mobile Fixed-line 513

Financial Highlights 3Q 2013

Henk van Dalen
CFO

© VimpelCom Ltd 2013

14

VimpelCom

Financial Highlights 3Q 2013 Henk van Dalen CFO
BUSINESS UNITS BUSINESS UNITS BUSINESS UNITS BUSINESS UNITS BUSINESS UNITS BUSINESS UNITS BUSINESS UNITS Revenue Revenue Revenue EBITDA EBITDA EBITDA Organic FX and others Reported Organic FX and others Reported Russia +1% -2% -1% 0% -2% -2% Italy -6% +6% 0% -6% +6% 0% Africa & Asia -1% -3% -4% -1% -1% -2% Ukraine -7% 0% -7% -10% 0% -10% CIS +9% -2% +7% +6% -1% +5% Total -1% 0% -1% -2% 0% -2% Financial Performance 3Q13 Overall revenue decline on an organic basis was 1% YoY impacted by MTR cuts in Italy EBITDA decreased 2% YoY impacted by MTR cuts in Italy, deactivation of suspected VoIP customers in Bangladesh and USD 27 million in one-off charges Stable YoY Revenue and EBITDA excl. MTR cuts and one-offs EBIT decreased 2% YoY due to decline in EBITDA, impairment of Laos and equipment of in total USD 45 million, offset by the positive impact of declining amortization of intangible assets Net income attributable to VimpelCom shareholders decreased 53% YoY as a result of negative non-cash FX ($54m), higher finance costs ($31m) and higher tax expenses due to deferred tax provision related to future intercompany dividends from OJSC VimpelCom ($124m) GROUP GROUP GROUP GROUP (USD million) 3Q13 3Q12 YoY Revenues 5,685 5,747 -1% EBITDA 2,474 2,530 -2% D&A/Other (1,241) (1,275) -3% EBIT 1,233 1,255 -2% Financial income / expenses (526) (472) 11% FX and Other (42) 19 n.m. Profit before tax 665 802 -17% Tax (390) (225) 73% Non-controlling interest (20) (39) n.m. Net income* 255 538 -53% * Net Income attributable to VimpelCom shareholders

Debt, Cash and Ratios

Key Components

Consolidated Cash and Net Debt Development

Actual 3Q 2013 (USD million)

27,386
(4,764)
22,622
471
634
96
288
972
(93)
(2,505)
22,485
5,081
27,566
Opening gross debt
Opening cash & deposits
Opening net debt
Net FX effect (Cash + Debt)
Net Interest Paid
Other
Cash tax paid
Cash CAPEX
Change in working capital
Cash flow from operations
Closing net debt
Closing cash & deposits
Closing gross debt

Net Cash Flow From Operating Activities

(USD billion)

2.0
2.3
1.35
1.4
1.7
7.3
6.7
3Q12
4Q12
1Q13
2Q13
3Q13
FY12
3Q13 LTM

16

* *LTM stands for "last twelve months" to reporting date*

© VimpelCom Ltd 2013

VimpelCom

(CHART) Key Components * LTM stands for "last twelve months" to reporting date Net Cash Flow From Operating Activities (USD billion) Debt, Cash and Ratios (CHART) (USD million) Sep 30, 2013 Cash, Cash Equivalents and deposits 5,081 Total Assets 53,051 Gross Debt 27,566 -Short-term 1,714 -Long-term 25,852 Shareholders' equity 14,255 Gross Debt/Assets 0.5 Net Debt 22,485 3Q13 LTM EBITDA 9,693 Pro-forma ratios LTM 3Q13* Sep 30, 2013 Net Debt/ EBITDA 2.3 EBITDA/ Financial Income 4.8 and Expenses 4.8 Gross Debt/ EBITDA 2.8 Consolidated Cash and Net Debt Development Actual 3Q 2013 (USD million) Opening gross debt Opening cash & deposits Opening net debt Net FX effect (Cash + Debt) Net Interest Paid Other Cash tax paid Cash CAPEX Change in working capital Cash flow from operations Closing net debt Closing cash & deposits Closing gross debt

Well Balanced Debt Composition and Maturity Profile

Group Debt Maturity Schedule per 30 September 2013

9.3
6.0
2.6
2.4
0.8
1.3
0.8
0.6
1.0
1.5
1.0
0.2
4Q13*
2014*
2015
2016
2017
2018
2019
2020
2021
2022
2023
>2023
Wind
GTH
VimpelCom/OJSC

Other information

During 3Q13

Debt Composition by Currency**

2Q13
2%
20%
30%
48%
USD
EUR
RUB
Other
3Q13
2%
19%
30%
49%

** *After effect of cross currency swaps*

© VimpelCom Ltd 2013

17

(CHART) (CHART) (CHART) Well Balanced Debt Composition and Maturity Profile During 3Q13 Repayment of Ruble Bond by OJSC VimpelCom for RUB 10 billion (USD 0.3 billion). Available headroom under committed revolving credit facilities per September 2013: EUR 250 million (USD 338 million) for Wind RUB 15 billion (USD 464 million) for Russia EUR 205 million (USD 277 million) and USD 225 million for VIP HQ Group Debt Maturity Schedule per 30 September 2013 Debt Composition by Currency** Other information * Maturing OJSC debt of USD 0.1 bn in 4Q13 and USD 0.4 bn in 2014 has been financed by the Eurobonds issued in 1Q13 ** After effect of cross currency swaps 2Q13 3Q13 * *

© VimpelCom Ltd 2013

Conclusion

Jo Lunder
CEO

18

Conclusion Jo Lunder CEO
Stable Underlying Results Impacted by Regulatory Measures and Market Slowdown Revenues impacted by competitive pressure, market slowdown, regulatory and governmental measures Strong mobile data revenue growth Russian operational developments on track Continued outperformance in Italy High EBITDA margin and solid cash flow* Interim 2013 dividend of USD 0.45 per share * Net cash from operating activities

Analyst & Investor Conference 2014, London

London
The Savoy Hotel
January 28th - 29th
2014
VimpelCom
Analyst & Investor
Conference
September 10, 2013: VimpelCom became listed on NASDAQ
October 29, 2013: VimpelCom included in NASDAQ 100 Index
We connect over 200
bile subscribers glob
VimpelCom
VIP
NASDAQ
LISTED
VimpelCom
HYUNDAI

© VimpelCom Ltd 2013

VimpelCom

20

Analyst & Investor Conference 2014, London September 10, 2013: VimpelCom became listed on NASDAQ October 29, 2013: VimpelCom included in NASDAQ 100 Index London The Savoy Hotel January 28th - 29th 2014
Q&A

Further information

Investor Relations

Claude Debussylaan 88
1082 MD Amsterdam
The Netherlands

Visit our new website
www.vimpelcom.com

webaward
2013
GOLD
STEVIE® WINNER

Install VimpelCom
iPad App

© VimpelCom Ltd 2013

22

Further information Investor Relations Claude Debussylaan 88 1082 MD Amsterdam The Netherlands T: +31 20 79 77 234 E: Investor_Relations@vimpelcom.com Install VimpelCom iPad App Visit our new website www.vimpelcom.com
Thank you!
Appendices
Source: National Banks of the respective countries, Company calculations FOREX Development
Reconciliation Tables * Income statement 2Q12 and HY12 has been amended to reflect classification of certain operating costs at the Group level without any impact on net income and performance of the business unit Reconciliation of consolidated EBITDA of VimpelCom*
Reconciliation of consolidated net debt of VimpelCom Reconciliation Tables

VimpelCom Ltd.

Index sheet

Consolidated VIP Ltd.

Consolidated

BU Russia

Russia

BU Europe and North America

Italy

BU Africa and Asia

Algeria

Pakistan

Bangladesh

Sub Saharan Africa

SEA

BU Ukraine

Ukraine

BU CIS

Kazakhstan

Uzbekistan

Armenia

Tajikistan

Georgia

Kyrgyzstan

Average and closing rates of functional currencies to USD

	Average rates			Closing rates
	3Q13	3Q12	YoY	3Q13	FY2012	Delta

Russian Ruble	32.80	32.00	-2.4%	32.35	30.37	-6.1%
Euro	0.75	0.80	6.0%	0.74	0.76	2.5%
Algerian Dinar	80.66	80.76	0.1%	81.69	78.94	-3.4%
Pakistan Rupee	102.97	94.53	-8.2%	106.06	97.14	-8.4%
Bangladeshi Taka	77.74	81.67	5.1%	77.67	79.78	2.7%
Ukrainian Hryvnia	7.99	7.99	0.0%	7.99	7.99	0.0%
Kazakh Tenge	152.91	149.67	-2.1%	153.62	150.74	-1.9%
Armenian Dram	408.77	410.88	0.5%	405.29	403.58	-0.4%
Kyrgyz Som	48.84	47.03	-3.7%	48.62	47.40	-2.5%

VimpelCom Ltd.

index page

(in USD millions, unless stated otherwise, unaudited)
Consolidated	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	FY 2011	FY 2012
ACTUAL
Total operating revenues	5,619	5,745	5,747	5,950	5,591	5,718	5,685	20,262	23,061
EBITDA	2,311	2,481	2,530	2,446	2,348	2,425	2,474	8,256	9,768
EBITDA margin	41.1%	43.2%	44.0%	41.1%	42.0%	42.4%	43.5%	40.7%	42.4%
Profit before tax	593	729	802	835	543	762	665	854	2,959
Net income	318	488	538	801	408	573	255	543	2,145
Capital expenditures (Capex)	632	1,028	829	1,631	755	791	1,040	6,349	4,120
Capex / revenues	11%	18%	14%	27%	14%	14%	18%	31%	18%
Mobile subscribers** (millions)	207	206	210	212	212	215	219	203	212
EBITDA - CAPEX*	1,679	1,453	1,701	815	1,753	1,634	1,434	1,907	5,648

PRO FORMA	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	FY 2011	FY 2012
Total operating revenues	5,619	5,745	5,747	5,950	5,591	5,718	5,685	23,477	23,061
EBITDA	2,311	2,481	2,530	2,446	2,348	2,425	2,474	9,525	9,768
EBITDA margin	41.1%	43.2%	44.0%	41.1%	42.0%	42.4%	43.5%	40.6%	42.4%
Profit before tax	593	729	802	835	543	762	665	839	2,959
Net income	318	488	538	801	408	573	255	525	2,145
Capital expenditures (Capex)	632	1,028	829	1,631	755	791	1,040	6,683	4,120
Capex / revenues	11%	18%	14%	27%	14%	14%	18%	28%	18%
Mobile subscribers** (millions)	207	206	210	212	212	215	219	203	212
EBITDA - CAPEX*	1,679	1,453	1,701	815	1,753	1,634	1,434	2,842	5,648

*	Q1 2013 excluding USD 160 (EUR 136) million of non-cash CAPEX related to the contract with Terna in relation to the Right of Way of WIND’s backbone
**	Following the sale of Vietnam and Cambodia the subscriber numbers for 2012 exclude Vietnam and Cambodia subscribers.
The 2012 numbers for Algeria have been adjusted for the technical issue and in Ukraine for the definition alignment.

Russia

index page

(in USD millions, unless stated otherwise, unaudited)
CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	FY 2011	FY 2012
Total operating revenues	2,225	2,267	2,326	2,371	2,304	2,334	2,298	9,064	9,189
EBITDA	918	977	1,005	978	963	997	980	3,641	3,879
EBITDA margin	41.3%	43.1%	43.2%	41.2%	41.8%	42.7%	42.6%	40.2%	42.2%
SG&A	637	600	596	629	603	588	601	2,628	2,462
including Sales & Marketing Expenses	181	180	182	191	150	174	184	899	734
Capital expenditures	204	294	321	811	220	355	395	2,006	1,631
EBITDA - CAPEX	714	683	684	166	743	642	585	1,635	2,248

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	FY 2011	FY 2012
Total operating revenues	1,845	1,870	1,932	1,983	1,911	1,937	1,902	7,550	7,630
Data Revenue (Mobile)	183	180	194	226	236	242	246		783
Subscribers (’000)	55,622	55,739	56,181	56,110	55,666	57,098	58,103	57,224	56,110
Mobile ARPU (US$)	10.5	10.8	11.0	11.0	10.6	10.8	10.6	n.a	n.a
Mobile broadband subscribers using USB modems (’000)	2,579	2,472	2,507	2,654	2,717	2,726	3,012	2,538	2,654
Mobile broadband ARPU (US$)	7.8	7.1	7.0	8.0	7.7	7.4	7.3	n.a	n.a
MOU, min	254	279	282	290	277	294	290	n.a	n.a
Churn 3 months active base (quarterly), %	17%	15%	15%	16%	15%	14%	15%	n.a	n.a

FIXED-LINE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	FY 2011	FY 2012
Total operating revenues	380	398	394	388	393	397	395	1,514	1,560
Fixed-line broadband revenues	93	93	90	101	105	100	95	295	378
Fixed-line broadband subscribers (’000)	2,224	2,255	2,294	2,378	2,378	2,349	2,302	2,073	2,378
Fixed-line broadband ARPU, US$	13.9	13.8	13.2	14.3	14.5	14.0	13.5	n.a	n.a
FTTB revenues	91	91	88	99	101	98	92	285	369
FTTB subscribers (’000)	2,148	2,196	2,235	2,317	2,318	2,289	2,260	2,017	2,317
FTTB ARPU, US$	14.3	13.8	13.2	14.4	14.6	14.1	13.5	n.a	n.a

(in RUB millions, unless stated otherwise, unaudited)
CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	FY 2011	FY 2012
Total operating revenues	67,022	70,258	74,458	73,637	70,080	73,816	75,354	266,087	285,375
EBITDA	27,658	30,266	32,180	30,378	29,292	31,519	32,131	106,681	120,478
EBITDA margin	41.3%	43.1%	43.2%	41.3%	41.8%	42.7%	42.6%	40.1%	42.2%
SG&A	19,195	18,580	19,071	19,560	18,353	18,572	19,721	77,216	76,406
including Sales & Marketing Expenses	5,433	5,584	5,825	5,949	4,572	5,488	6,047	26,482	22,791
Capital expenditures	6,140	9,195	10,288	25,076	6,711	11,264	12,946	59,795	50,699
EBITDA - CAPEX	21,518	21,071	21,892	5,302	22,582	20,255	19,185	46,886	69,779

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	FY 2011	FY 2012

Total operating revenues	55,576	57,925	61,842	61,579	58,117	61,254	62,395	221,534	236,922
Data Revenue (Mobile)	5,510	5,574	6,210	7,036	7,194	7,649	8,054		24,330
Subscribers (’000)	55,622	55,739	56,181	56,110	55,666	57,098	58,103	57,224	56,110
Mobile ARPU (RUB)	314.0	336.0	352.0	343.0	320.7	340.5	349.5	n.a.	n.a.
Mobile broadband subscribers using USB modems (’000)	2,579	2,472	2,507	2,654	2,717	2,726	3,012	2,538	2,654
Mobile broadband ARPU (RUB)
MOU, min	254	279	282	290	277	294	290	n.a.	n.a.
Churn 3 months active base (quarterly), %	17%	15%	15%	16%	15%	14%	15%	n.a.	n.a.

FIXED-LINE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	FY 2011	FY 2012
Total operating revenues	11,445	12,333	12,617	12,058	11,963	12,561	12,960	44,554	48,453
Fixed-line broadband revenues	2,795	2,885	2,891	3,148	3,187	3,173	3,119	8,676	11,719
Fixed-line broadband subscribers (’000)	2,224	2,255	2,294	2,378	2,378	2,349	2,302	2,073	2,378
Fixed-line broadband ARPU, RUB	426	427	421	445	440	443	443	n.a.	n.a.
FTTB revenues	2,724	2,817	2,823	3,082	3,086	3,084	3,024	8,387	11,447
FTTB subscribers (’000)	2,148	2,196	2,235	2,317	2,318	2,289	2,260	2,017	2,317
FTTB ARPU, RUB	431.0	427.0	422.0	447.0	443.0	446.0	443.0	n.a	n.a

Italy

index page

(in EUR millions, unless stated otherwise, unaudited)
CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	FY 2011	FY 2012
Total operating revenues	1,346	1,383	1,329	1,369	1,229	1,266	1,250	5,570	5,427
EBITDA	487	524	537	514	461	475	507	2,120	2,062
EBITDA margin	36.2%	37.9%	40.4%	37.5%	37.5%	37.5%	40.6%	38.1%	38.0%
Capital expenditures*	193	243	222	342	298	183	153	2,139	1,000
EBITDA - CAPEX***	294	281	315	172	299	292	300	(19)	1,062

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	FY 2011	FY 2012
Total operating revenues	983	1,015	959	1,001	888	927	926	4,073	3,958
Data Revenue (Mobile)	56	85	93	101	106	116	134		335
Subscribers (’000)	21,132	21,225	21,455	21,650	22,013	22,312	22,394	21,014	21,650
Mobile broadband subscriptions using USB modems (’000)							7,760
Mobile broadband ARPU, €
Mobile ARPU, €	14.7	15.0	14.0	13.7	12.4	12.4	12.5	n.a.	n.a.
of which :
ARPU voice, €	10.9	11.2	10.0	9.6	8.3	8.2	7.8	n.a.	n.a.
ARPU data, €	3.8	3.8	4.0	4.1	4.1	4.2	4.7	n.a.	n.a.
MOU**, min	205	209	202	212	216	233	240	n.a.	n.a.
Total traffic**, mln. min.	12,954	13,240	12,919	13,690	14,166	15,512	16,093	n.a.	n.a.
Churn, annualised rate (%)	31.7%	33.6%	36.5%	39.1%	35.5%	37.5%	39.7%	n.a.	n.a.

FIXED-LINE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	FY 2011	FY 2012
Total operating revenues	363	368	370	369	341	339	325	1,497	1,470
Total voice subscribers (’000)	3,182	3,189	3,138	3,110	3,096	3,040	3,002	3,142	3,110
of which :
Total DIRECT voice subscribers (’000)	2,446	2,509	2,477	2,466	2,473	2,450	2,432	2,398	2,466
Total INDIRECT voice subscribers (’000)	736	680	660	645	623	591	570	744	645
Total fixed-line ARPU, €	32.3	31.2	30.7	30.7	31.3	31.2	30.0	n.a.	n.a.
Total Traffic, mln. min.	4,960	4,674	3,807	4,637	4,449	4,036	3,209	n.a.	n.a.

Total Internet subscribers (’000)	2,282	2,296	2,266	2,253	2,264	2,238	2,213	2,225	2,253
of which :
Broadband (’000)	2,211	2,236	2,216	2,210	2,228	2,211	2,191	2,135	2,210
Broadband ARPU, €	18.9	18.5	18.7	19.1	20.2	20.2	20.4	n.a.	n.a.
Dual-play subscribers (’000)	1,809	1,862	1,854	1,848	1,871	1,863	1,853	1,743	1,848

*	Excluding impact of FOC capex and including LTE
**	Starting from Q2 2010 we include incoming traffic from international in the calculation of total traffic and in calculation of average minutes of use; Q1 2010 has been reclassified accordingly.
***	Q1 2013 excluding EUR 136 million of non-cash CAPEX related to the contract with Terna in relation to the Right of Way of WIND’s backbone

Algeria

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(in USD millions, unless stated otherwise, unaudited)
MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	FY 2011	FY 2012
Total operating revenues	457	471	447	466	434	464	450	1,860	1,841
EBITDA	274	284	262	274	256	279	258	1,103	1,094
EBITDA margin	60.0%	60.3%	58.6%	58.9%	59.1%	60.1%	57.2%	59.3%	59.4%
Capital expenditures	10	10	6	30	9	17	12	40	57
Data Revenue (Mobile)	1.4	1.3	1.7	1.4	1.8	2.0	2.5		5.8
Subscribers (’000)*	17,135	17,007	16,750	16,712	16,604	16,828	17,038	16,173	17,007
Mobile ARPU (US$)	8.9	9.2	8.8	9.2	8.6	9.2	8.4	n.a.	n.a.
MOU, min	277	277	271	270	263	278	216	n.a.	n.a.
Churn 3 months active base (quarterly), %	6.3%	7.0%	8.3%	7.9%	7.6%	6.9%	13.7%	n.a.	n.a.
EBITDA - CAPEX	264	274	256	244	248	262	246	1,063	1,038

(in DZD billions, unless stated otherwise, unaudited)
MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	FY 2011	FY 2012
Total operating revenues	34	36	36	37	34	37	36	136	143
EBITDA	19	22	21	22	20	22	21	80	85
EBITDA margin	59.4%	60.3%	58.6%	58.9%	59.2%	60.1%	57.2%	59.3%	59.4%
Data Revenue (Mobile)	0.1	0.1	0.1	0.1	0.1	0.2	0.2		0.5
Subscribers (’000)	17,135	17,007	16,750	16,712	16,604	16,828	17,038	16,173	17,007
Mobile ARPU (DZD)	689.9	693.5	709.9	733.3	676.5	727.4	679.5	n.a.	n.a.
MOU, min	277	277	271	270	263	278	216	n.a.	n.a.
Churn 3 months active base (quarterly), %	6.3%	7.0%	8.3%	7.9%	7.6%	6.9%	13.7%	n.a.	n.a.

*	Subscriber base has been adjusted by 1.4 million customers in 2Q13 because of a technical issue.

This event does not impact historical reported revenues or EBITDA, but positively affects MOU and ARPU.

Pakistan

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(in USD millions, unless stated otherwise, unaudited)
MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	FY 2011	FY 2012
Total operating revenues	286	295	269	282	278	289	259	1,134	1,133
EBITDA	121	130	116	121	117	125	111	464	488
EBITDA margin	42.3%	44.1%	43.0%	43.0%	42.3%	42.0%	43.0%	40.9%	43.1%
Capital expenditures	24	31	29	89	9	39	52	261	173
Data Revenue (Mobile)	5.8	6.2	6.1	6.4	6.8	7.8	8.7		24.5
Subscribers (’000)	35,788	35,953	36,074	36,141	36,316	37,122	37,365	34,214	36,141
Mobile ARPU (US$)	2.6	2.7	2.4	2.5	2.5	2.5	2.2	n.a.	n.a.
MOU, min	215	214	212	215	228	233	222	n.a.	n.a.
Churn 3 months active base (quarterly), %	5.8%	7.1%	7.1%	5.2%	3.9%	5.3%	6.5%	n.a.	n.a.
EBITDA - CAPEX	97	99	87	32	108	86	59	202	316

(in PKR billions, unless stated otherwise, unaudited)
MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	FY 2011	FY 2012
Total operating revenues	26	27	26	27	27	29	27	98	106
EBITDA	11	12	11	12	12	12	12	40	46
EBITDA margin	42.2%	44.1%	43.0%	43.0%	42.3%	42.0%	43.1%	40.9%	43.1%
Data Revenue (Mobile)	0.5	0.6	0.6	0.6	0.7	0.8	0.9		2.3
Subscribers (’000)	35,788	35,953	36,074	36,141	36,316	37,122	37,365	34,214	36,141
Mobile ARPU (PKR)	239.0	246.0	230.6	243.0	243.9	249.2	229.0	n.a.	n.a.
MOU, min	215	214	212	215	228	233	222	n.a.	n.a.
Churn 3 months active base (quarterly), %	5.8%	7.1%	7.1%	5.2%	3.9%	5.3%	6.5%	n.a.	n.a.

Bangladesh

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(in USD millions, unless stated otherwise, unaudited)
MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	FY 2011	FY 2012
Total operating revenues	130	142	144	138	118	129	129	511	555
EBITDA	44	54	42	52	49	48	47	169	192
EBITDA margin	33.8%	38.0%	29.3%	37.3%	41.4%	36.8%	36.3%	33.0%	34.6%
Capital expenditures	29	35	20	43	12	13	127	428	126
Data Revenue (Mobile)	1.0	1.5	2.2	2.1	2.5	2.8	3.8		6.8
Subscribers (’000)	24,742	25,491	26,776	25,883	25,921	27,076	28,101	23,754	25,883
Mobile ARPU (US$)	1.8	1.9	1.8	1.7	1.5	1.6	1.5	n.a.	n.a.
MOU, min	217	231	225	191	175	198	189	n.a.	n.a.
Churn 3 months active base (quarterly), %	6.1%	5.1%	6.6%	7.4%	6.6%	3.9%	5.1%	n.a.	n.a.
EBITDA - CAPEX	15	20	23	8	37	36	(80)	(259)	66

(in BDT billions, unless stated otherwise, unaudited)
MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	FY 2011	FY 2012
Total operating revenues	11	12	12	11	9	10	10	38	45
EBITDA	4	4.5	3	4	4	4	4	13	16
EBITDA margin	34.0%	38.0%	29.3%	37.4%	41.3%	36.8%	36.3%	33.0%	34.7%
Data Revenue (Mobile)	0.08	0.12	0.18	0.17	0.20	0.22	0.29		0.55
Subscribers (’000)	24,742	25,491	26,776	25,883	25,921	27,076	28,101	23,754	25,883
Mobile ARPU (BDT)	145.0	151.2	149.2	138.0	119.0	125.9	120.6	n.a.	n.a.
MOU, min	217	231	225	191	175	198	189	n.a.	n.a.
Churn 3 months active base (quarterly), %	6.1%	5.1%	6.6%	7.4%	6.6%	3.9%	5.1%	n.a.	n.a.
EBITDA - CAPEX	2	1	2	1	3	4		(19)	6

Ukraine

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(in USD millions, unless stated otherwise, unaudited)
CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	FY 2011	FY 2012
Total operating revenues	385	406	452	433	396	401	420	1,641	1,676
EBITDA	197	204	231	227	194	192	208	873	859
EBITDA margin	51.1%	50.2%	51.2%	52.5%	49.0%	48.0%	49.6%	53.2%	51.3%
Adjusted SG&A***	119	124	125	122	127	129	127	479	490
including Sales & Marketing Expenses	15	18	22	21	24	24	25	72	75
Capital expenditures	45	58	54	75	42	48	66	284	231
EBITDA - CAPEX	152	146	178	152	152	144	142	589	628

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	FY 2011	FY 2012
Net operating revenues*	356	375	419	401	362	367	384	1,519	1,542
Data Revenue (Mobile)	24.4	24.6	26.4	26.6	26.4	27.0	29.3		102.0
Subscribers (’000)	23,821	24,122	24,532	25,056	26,323	25,622	25,905	23,210	25,056
ARPU, US$	5.0	5.1	5.4	5.2	4.6	4.6	4.8	n.a.	n.a.
MOU, min	509	515	514	512	484	486	497	n.a.	n.a.
Churn 3 months active base (quarterly), %	6.1%	7.9%	7.7%	8.0%	6.9%	11.4%	8.0%	n.a.	n.a.

FIXED-LINE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	FY 2011	FY 2012
Net operating revenues*	29	31	33	31	33	33	36	122	133
Fixed-line broadband revenue	7	8	9	10	12	13	13	20	34
Fixed-line broadband subscribers (’000)**	461	501	551	613	663	693	723	397	613
Fixed-line broadband ARPU, US$	5.6	5.7	5.5	5.9	6.3	6.2	6.1	n.a.	n.a.
FTTB revenues	7	8	9	10	12	13	13	19	34
FTTB subscribers (’000)	458	497	548	611	663	693	723	394	611
FTTB ARPU, US$	5.6	5.7	5.5	5.9	6.3	6.2	6.1	n.a.	n.a.

(in UAH millions, unless stated otherwise, unaudited)
CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	FY 2011	FY 2012
Total operating revenues	3,079	3,247	3,613	3,453	3,162	3,201	3,359	13,078	13,392
EBITDA	1,574	1,630	1,849	1,814	1,550	1,536	1,666	6,953	6,867
EBITDA margin	51.1%	50.2%	51.2%	52.5%	49.0%	48.0%	49.6%	53.2%	51.3%
Adjusted SG&A***							1,013
including Sales & Marketing Expenses							199
Capital expenditures	356	462	428	602	336	383	525	2,264	1,848
EBITDA - CAPEX	1,218	1,168	1,421	1,212	1,215	1,028	1,141	4,689	5,019

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	FY 2011	FY 2012
Net operating revenues*	2,844	2,999	3,346	3,207	2,896	2,936	3,069	12,106	12,326
Data Revenue (Mobile)	195.2	196.9	211.2	212.9	210.7	216.0	234.0		816.2
Subscribers (’000)****	23,821	24,122	24,532	25,056	26,323	25,622	25,905	23,210	25,056
ARPU, UAH	39.5	40.5	43.4	41.7	36.5	36.5	38.2	n.a.	n.a.
MOU, min	509	515	514	512	484	486	497	n.a.	n.a.
Churn 3 months active base (quarterly), %	6.1%	7.9%	7.7%	8.0%	6.9%	11.4%	8.0%	n.a.	n.a.

FIXED-LINE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	FY 2011	FY 2012
Net operating revenues*	235	247	267	247	265	265	290	972	996
Fixed-line broadband revenue	58	65	69	82	96	101	104	158	275
Fixed-line broadband subscribers (’000)**	461	501	551	613	663	693	723	397	613
Fixed-line broadband ARPU, UAH	45.2	45.2	43.8	47.2	50.0	49.7	48.8	n.a.	n.a.
FTTB revenues							104
FTTB subscribers (’000)	458	497	548	611	663	693	723	394	611
FTTB ARPU, UAH							48.8

*	Mobile and fixed revenues for the period from 2Q2010 to 4Q2010 were adjusted for consistency purposes
**	Fixed line broadband subscription base has been revised for the period from 1Q2010 to 4Q2010 based on the standard VimpelCom definition for broadband subscribers to reflect a 3-months active base
***	For the period of 1q2010-4q2010, adjusted SG&A expenses are SG&A expenses adjusted for certain non-operating losses and gains mainly represented by litigation provisions
****	Subscriber base has been adjusted for the alignment of the active subscriber base definition (led to a decline of the subscriber base by 1.4 million in 2Q13.

This does not impact historically reported Revenues and EBITDA, but positively affected MOU and ARPU.)

Kazakhstan

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(in USD millions, unless stated otherwise, unaudited)
CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	FY 2011	FY 2012
Total operating revenues	191	208	218	213	190	207	223	823	829
EBITDA	86	98	113	99	89	99	98	394	394
EBITDA margin	45.0%	47.0%	51.6%	46.2%	46.7%	47.9%	43.9%	47.8%	47.6%
Adjusted SG&A*	49	52	46	56	52	53	63	202	203
including Sales & Marketing Expenses	12	14	19	16	11	13	11	64	61
Capital expenditures	13	45	52	57	25	37	39	264	167
EBITDA - CAPEX	73	53	61	41	64	62	59	130	228

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	FY 2011	FY 2012
Total operating revenues	179	194	204	198	174	188	202	783	775
Data Revenue (Mobile)	15.8	14.0	16.4	20.6	21.5	21.3	22.6		66.8
Subscribers (’000)	8,364	8,497	8,596	8,589	8,512	8,796	9,040	8,409	8,589
Mobile broadband subscribers using USB modems (’000) **	4,582	4,438	4,570	4,692	4,801	4,906	5,133	4,305	4,692
ARPU, US$	7	8	8	8	7	7	7	n.a.	n.a.
MOU, min	180	211	222	237	254	300	311	n.a.	n.a.
Churn 3 months active base (quarterly), %	14.2%	12.9%	14.2%	14.5%	13.2%	10.8%	12.0%	n.a.	n.a.

FIXED-LINE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	FY 2011	FY 2012
Total operating revenues	12	14	14	15	17	19	21	40	54
Fixed-line broadband revenues	4	5	5	7	9	9	8	5	20
Fixed-line broadband subscribers (’000)	89	99	108	151	166	171	171	60	151
Fixed-line broadband ARPU, US$	16	16	16	17	18	17	17	n.a.	n.a.

(in KZT millions, unless stated otherwise, unaudited)
CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	FY 2011	FY 2012
Total operating revenues	28,237	30,746	32,626	32,055	28,650	31,300	34,068	120,672	123,665
EBITDA	12,706	14,456	16,828	14,822	13,373	14,991	14,966	57,708	58,814
EBITDA margin	45.0%	47.0%	51.6%	46.2%	46.7%	47.9%	43.9%	47.8%	47.6%
Adjusted SG&A*							9,685
including Sales & Marketing Expenses							1,713
Capital expenditures	1,826	6,617	7,724	8,639	3,698	5,626	6,017	38,675	24,806
EBITDA - CAPEX	10,880	7,839	9,104	6,183	9,676	9,364	8,949	19,033	34,008

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	FY 2011	FY 2012
Total operating revenues							30,911
Data Revenue (Mobile)	2,348	2,079	2,448	3,100	3,232	3,219	3,463		9,975
Subscribers (’000)	8,364	8,497	8,596	8,589	8,512	8,796	9,040	8,409	8,589
Mobile broadband subscribers using USB modems (’000) **	4,582	4,438	4,570	4,692	4,801	4,906	5,133	4,305	4,692
ARPU, KZT	1,049	1,137	1,187	1,156	1,012	1,101	1,141	n.a.	n.a.
MOU, min	180	211	222	237	254	300	311	n.a.	n.a.
Churn 3 months active base (quarterly), %	14.2%	12.9%	14.2%	14.5%	13.2%	10.8%	12.0%	n.a.	n.a.

FIXED-LINE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	FY 2011	FY 2012
Total operating revenues							3,157
Fixed-line broadband revenues							1,289
Fixed-line broadband subscribers (’000)	89	99	108	151	166	171	171	60	151
Fixed-line broadband ARPU

*	For the period of 1q2010-4q2010, adjusted SG&A expenses are SG&A expenses adjusted for certain non-operating losses and gains mainly represented by litigation provisions
**	Broadband subscribers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access using 2.5G/3G/HSDPA technologies.

Uzbekistan

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(in USD millions, unless stated otherwise, unaudited)
CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	FY 2011	FY 2012
Total operating revenues	79	89	137	158	157	167	176	277	464
EBITDA	35	45	77	95	102	108	116	122	253
EBITDA margin	44.6%	50.6%	56.2%	60.3%	65.2%	64.7%	66.0%	44.1%	54.5%
Adjusted SG&A*	27	28	38	44	37	41	40	86	136
including Sales & Marketing Expenses	4	4	11	6	6	8	6	21	26
Capital expenditures	38	36	20	43	59	35	65	219	137
EBITDA - CAPEX	(3)	9	57	53	44	73	51	(96)	116

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	FY 2011	FY 2012
Total operating revenues	77	87	135	156	155	165	174	269	455
Data Revenue (Mobile)	8.1	8.5	13.5	16.9	20.2	21.5	25.7		47.1
Subscribers (’000)	7,344	7,031	9,229	10,194	10,303	10,202	10,328	6,361	10,194
Mobile broadband subscribers using USB modems (’000) **	2,907	2,911	4,195	4,813	5,047	5,044	5,292	2,802	4,813
ARPU, US$	3.5	4.1	5.3	5.3	5.0	5.3	5.6	n.a.	n.a.
MOU, min	376	433	543	516	425	472	504	n.a.	n.a.
Churn 3 months active base (quarterly), %	6.1%	23.4%	15.5%	10.9%	12.7%	14.5%	13.9%	n.a.	n.a.

FIXED-LINE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	FY 2011	FY 2012
Total operating revenues	2	2	2	2	2	2	2	9	8
Fixed-line broadband revenues	0.8	0.8	0.7	0.7	0.7	0.7	0.7	4.5	3.0
Fixed-line broadband subscribers (’000)	19	19	21	22	18	19	19	18	22
Fixed-line broadband ARPU, US$	15.2	13.6	11.0	11.3	13.3	12.8	12.3	n.a.	n.a.

*	For the period of 1q2010-4q2010, adjusted SG&A expenses are SG&A expenses adjusted for certain non-operating losses and gains mainly represented by litigation provisions
**	Broadband subscribers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access using 2.5G/3G/HSDPA technologies.

Armenia

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(in US$ millions, unless stated otherwise, unaudited)
CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	FY 2011	FY 2012
Total operating revenues	39	40	40	39	35	35	37	189	158
EBITDA	15	15	18	15	14	14	16	73	63
EBITDA margin	38.0%	37.5%	43.5%	39.5%	39.1%	40.7%	42.4%	38.3%	39.8%
Adjusted SG&A*	13	13	12	13	12	12	12	54	52
including Sales & Marketing Expenses	2	2	2	2	1	1	1	8	6
Capital expenditures	3	4	4	3	1	2	4	30	15
EBITDA - CAPEX	12	11	13	12	12	12	12	42	48

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	FY 2011	FY 2012
Total operating revenues	17	18	19	18	15	15	17	82	71
Data Revenue (Mobile)	1.02	0.94	1.08	1.22	1.29	1.24	1.29		4.26
Subscribers (’000)	753	771	803	800	756	690	690	765	800
Mobile broadband subscribers using USB modems (’000) **	323	334	358	356	336	315	314	321	356
ARPU, US$	6.5	6.8	7.3	6.6	6.0	6.7	6.9	n.a.	n.a.
MOU, min	252	279	271	273	295	353	377	n.a.	n.a.
Churn 3 months active base (quarterly), %	21.9%	20.2%	19.7%	22.2%	20.4%	17.9%	13.5%	n.a.	n.a.

FIXED-LINE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	FY 2011	FY 2012
Total operating revenues	22	22	21	21	20	20	20	108	87
		0.0
Fixed-line broadband revenues	5.7	5.7	5.5	5.7	5.6	5.4	5.4	19.2	22.7
Fixed-line broadband subscribers (’000)	136	138	149	154	159	161	159	134	154
Fixed-line broadband ARPU, US$	14.9	13.8	12.9	12.6	11.9	11.3	11.2	n.a.	n.a.

(in AMD millions, unless stated otherwise, unaudited)
CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	FY 2011	FY 2012
Total operating revenues	15,104	16,021	16,611	15,706	14,179	14,485	15,237	70,541	63,441
EBITDA	5,766	6,065	7,225	6,202	5,551	5,901	6,468	27,038	25,257
EBITDA margin	38.2%	37.9%	43.5%	39.5%	39.1%	40.7%	42.4%	38.3%	39.8%
Adjusted SG&A*							4,714
including Sales & Marketing Expenses							475
Capital expenditures	1,275	1,762	1,730	1,333	525	776	1,576	11,261	6,100
EBITDA - CAPEX	4,491	4,303	5,495	4,869	5,025	5,125	4,892	15,777	19,157

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	FY 2011	FY 2012
Total operating revenues							7,214
Data Revenue (Mobile)	396.1	379.0	443.1	497.3	526.5	513.8	528.5		1,715.4
Subscribers (’000)	753	771	803	800	756	690	690	765	800
Mobile broadband subscribers using USB modems (’000) **	323	334	358	356	336	315	314	321	356
ARPU, AMD	2508.0	2741.0	2994.0	2678.0	2446.2	2781.0	3292.1	n.a.	n.a.
MOU, min	252	279	271	273	295	353	377	n.a.	n.a.
Churn 3 months active base (quarterly), %	21.9%	20.2%	19.7%	22.2%	20.4%	17.9%	13.5%	n.a.	n.a.

FIXED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	FY 2011	FY 2012
Total operating revenues
Fixed-line broadband revenues
Fixed-line broadband subscribers (’000)	136	138	149	154	159	161	159	134	154
Fixed-line broadband ARPU, US$

*	For the period of 1q2010-4q2010, adjusted SG&A expenses are SG&A expenses adjusted for certain non-operating losses and gains mainly represented by litigation provisions
**	Broadband subscribers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access using 2.5G/3G/HSDPA technologies.

Tajikistan

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(in USD millions, unless stated otherwise, unaudited)
CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	FY 2011	FY 2012
Total operating revenues	21	26	31	29	29	38	44	101	107
EBITDA	9	13	16	13	12	20	24	48	51
EBITDA margin	42.0%	49.6%	52.2%	45.9%	42.5%	52.0%	53.8%	47.2%	47.9%
Adjusted SG&A*	7	7	9	9	10	11	13	27	32
including Sales & Marketing Expenses	2	1	1	1	0	1	1	5	5
Capital expenditures	3	7	5	6	4	5	3	29	20
EBITDA - CAPEX	6	6	12	8	9	15	21	19	31

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	FY 2011	FY 2012
Total operating revenues	21	25	29	28	28	37	43	92	103
Data Revenue (Mobile)	0.56	0.62	0.66	0.70	0.78	0.69	0.86		2.54
Subscribers ('000)	1,008	957	947	1,132	1,161	1,206	1,225	965	1,132
Mobile broadband subscribers using USB modems (’000) **	392	356	351	422	457	438	474	379	422
ARPU, US$	6.7	8.5	10.1	8.9	8.2	10.4	11.7	n.a.	n.a.
MOU, min	219	246	242	256	235	263	277	n.a.	n.a.
Churn 3 months active base (quarterly), %	13.6%	22.9%	19.3%	17.1%	20.4%	19.8%	20.7%	n.a.	n.a.

FIXED-LINE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	FY 2011	FY 2012
Total operating revenues	0.0	1.4	1.7	1.2	0.7	0.9	1.0	8.4	4.3

*	For the period of 1q2010-4q2010, adjusted SG&A expenses are SG&A expenses adjusted for certain non-operating losses and gains mainly represented by litigation provisions
**	Broadband subscribers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access using 2.5G/3G/HSDPA technologies.

Georgia

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(in USD millions, unless stated otherwise, unaudited)
CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	FY 2011	FY 2012
Total operating revenues	16	18	23	21	20	22	24	63	78
EBITDA	4	5	7	6	6	7	8	15	21
EBITDA margin	22.4%	27.3%	29.8%	28.8%	27.9%	31.0%	33.6%	23.4%	27.4%
Adjusted SG&A*	7	8	8	8	8	8	8	27	31
including Sales & Marketing Expenses	2	2	2	2	2	1	2	7	7
Capital expenditures	3	4	2	3	1	2	12	39	13
EBITDA - CAPEX	1	1	5	3	5	5	(4)	(25)	9

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	FY 2011	FY 2012
Total operating revenues	16	18	22	20	19	20	23	61	77
Data Revenue (Mobile)	0.5	0.6	0.7	0.7	0.6	0.6	0.7		2.3
Subscribers (’000)	875	899	991	969	971	1,010	1,104	833	969
Mobile broadband subscribers using USB modems (’000) **	386	376	410	378	386	374	413	356	378
ARPU, US$	5.9	6.6	7.4	6.6	6.3	6.4	6.4	n.a.	n.a.
MOU, min	216	234	251	244	253	251	250	n.a.	n.a.
Churn 3 months active base (quarterly), %	17.9%	20.1%	17.8%	23.0%	19.4%	16.5%	16.7%	n.a.	n.a.

FIXED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	FY 2011	FY 2012
Total operating revenues	0.0	0.0	0.5	1.0	1.1	1.3	1.2	1.7	1.6

(in GEL millions, unless stated otherwise, unaudited)
CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	FY 2011	FY 2012
Total operating revenues	27	30	38	35	33	36	40	106	129
EBITDA	6	8	11	10	9	11	14	25	35
EBITDA margin	22.1%	27.1%	29.8%	28.9%	27.9%	31.0%	33.6%	23.4%	27.3%
Adjusted SG&A*						13	13
including Sales & Marketing Expenses						2	3
Capital expenditures	4	7	4	6	1	3	19	66	21
EBITDA - CAPEX	2	1	7	4	8	8	(5)	(41)	14

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	FY 2011	FY 2012
Total operating revenues							38
Data Revenue (Mobile)	0.8	0.9	1.1	1.1	1.0	0.9	1.1		3.9
Subscribers (’000)	875	899	991	969	971	1,010	1,104	833	969
Mobile broadband subscribers using USB modems (’000) **	386	376	410	378	386	374	413	356	378
ARPU, GEL	10.0	11.0	12.0	10.9	10.4	10.6	11.2	n.a.	n.a.
MOU, min	216	234	251	244	253	251	250	n.a.	n.a.
Churn 3 months active base (quarterly), %	17.9%	20.1%	17.8%	23.0%	19.4%	16.5%	16.7%	n.a.	n.a.

FIXED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	FY 2011	FY 2012
Total operating revenues						2.2	2.0

*	For the period of 1q2010-4q2010, adjusted SG&A expenses are SG&A expenses adjusted for certain non-operating losses and gains mainly represented by litigation provisions
**	Broadband subscribers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access using 2.5G/3G/HSDPA technologies.

Kyrgyzstan

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(in USD millions, unless stated otherwise, unaudited)
CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	FY 2011	FY 2012
Total operating revenues	34	40	44	43	44	51	53	142	161
EBITDA	19	22	25	25	22	29	27	78	91
EBITDA margin	55.4%	55.0%	55.7%	58.3%	51.1%	56.1%	51.0%	54.7%	56.2%
Adjusted SG&A*	7	7	9	7	9	8	11	31	30
including Sales & Marketing Expenses	1	1	2	2	2	2	3	6	6
Capital expenditures	2	8	7	15	1	8	6	44	31
EBITDA - CAPEX	17	15	18	10	21	20	21	34	60

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	FY 2011	FY 2012
Total operating revenues	34	40	44	43	44	51	53	142	161
Data Revenue (Mobile)	2.4	2.4	2.7	3.1	3.2	3.2	3.6		10.6
Subscribers (’000)	2,373	2,368	2,419	2,482	2,245	2,305	2,531	2,371	2,482
Mobile broadband subscribers using USB modems (’000) **	1,212	1,261	1,289	1,306	1,564	1,284	1,387	1,124	1,306
ARPU, US$	4.8	5.6	6.1	5.7	6.2	7.4	7.0	n.a.	n.a.
MOU, min	272	289	273	253	228	280	310	n.a.	n.a.
Churn 3 months active base (quarterly), %	14.5%	16.4%	17.4%	13.9%	23.5%	15.2%	14.1%	n.a.	n.a.

(in KGS millions, unless stated otherwise, unaudited)
CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	FY 2011	FY 2012
Total operating revenues	1,602	1,896	2,076	2,009	2,093	2,458	2,599	6,531	7,582
EBITDA	889	1,050	1,156	1,171	1,069	1,380	1,326	3,567	4,266
EBITDA margin	55.5%	55.4%	55.7%	58.3%	51.1%	56.1%	51.0%	54.6%	56.3%
Adjusted SG&A*							518
including Sales & Marketing Expenses							125
Capital expenditures	77	355	328	701	55	403	284	2,034	1,461
EBITDA - CAPEX	812	695	828	470	1,015	977	1,042	1,533	2,805

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	FY 2011	FY 2012
Total operating revenues						2,458	2,599
Data Revenue (Mobile)	114.1	111.4	127.2	146.8	153.1	155.0	177.5		499.5
Subscribers (’000)	2,373	2,368	2,419	2,482	2,245	2,305	2,531	2,371	2,482
Mobile broadband subscribers using USB modems (’000) **	1,212	1,261	1,289	1,306	1,564	1,284	1,387	1,124	1,306
ARPU, KGS	223.0	264.0	285.0	269.9	293.6	355.0	352.8	n.a.	n.a.
MOU, min	272	289	273	253	228	280	310	n.a.	n.a.
Churn 3 months active base (quarterly), %	14.5%	16.4%	17.4%	13.9%	23.5%	15.2%	14.1%	n.a.	n.a.

*	For the period of 1q2010-4q2010, adjusted SG&A expenses are SG&A expenses adjusted for certain non-operating losses and gains mainly represented by litigation provisions
**	Broadband subscribers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access using 2.5G/3G/HSDPA technologies.

Sub Saharan Africa (Telecel Globe)

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(in US$ millions, unless stated otherwise, unaudited)
MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	FY 2011	FY 2012
Total operating revenues	22	23	26	23	20	21	23	94	94
EBITDA	6	9	11	7	6	4	-3	8	33
EBITDA margin	28.1%	40.7%	41.2%	27.0%	29.9%	19.6%	n.m.	8%	33%
Subscribers (’000)	3,499	3,736	4,231	4,464	4,106	4,240	4,423	3,140	4,464
- CAR	439	428	414	442	435	427	449	435	442
- Burundi	1,227	1,305	1,426	1,440	1,241	1,364	1,430	1,185	1,440
- Zimbabwe*	1,833	2,003	2,391	2,582	2,430	2,449	2,544	1,520	2,582
Mobile ARPU (US$):
- CAR	7	6	7	5	5	5	5	n.a.	n.a.
- Burundi	3	3	3	3	3	4	3	n.a.	n.a.
- Zimbabwe*	6	5	6	5	5	5	6	n.a.	n.a.

*	Zimbabwe is accounted for as investment at cost

SEA

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(in US$ millions, unless stated otherwise, unaudited)
CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	FY 2011	FY 2012
Total operating revenues	22.8	13.1	11.9	13.0	11.9	7.8	7.0	68.7	60.8
EBITDA	-6.0	-2.9	-1.2	0.2	-0.9	2.8	2.0	-75.5	-9.9
EBITDA margin	n.m.	n.m.	n.m.	1.5%	n.m.	35.7%	30.5%	n.m.	n.m.

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	Q4 2011	Q4 2012
Subscribers (’000)	4,554	1,504	1,357	915	846	320	286	4,375	915
- Cambodia	1,078	1,126	1,020	597	533	n.a	n.a	1,013	597
- Laos	462	378	337	318	313	320	286	405	318
- Vietnam	3,014	n.a	n.a	n.a	n.a	n.a	n.a	2,957	n.a
Mobile ARPU (US$):
- Cambodia	1.6	1.7	1.5	1.8	2.3	n.a	n.a	n.a.	n.a.
- Laos	4.1	5.44	6.76	7.26	7.03	7.14	6.1	n.a.	n.a.
- Vietnam	0.9	n.a	n.a	n.a	n.a	n.a	n.a	n.a.	n.a.